Exhibit 99.1
PENGROWTH ENERGY TRUST - 1 -
NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) – TSX; (PGH) – NYSE
PENGROWTH ENERGY TRUST ANNOUNCES
FIRST QUARTER 2009 RESULTS
(Calgary, May 7, 2009) /Marketwire/ – Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”), is pleased to announce the interim unaudited operating and financial results for the three month period ended March 31, 2009.
Cash flow from operating activities was approximately $94.4 million ($0.37 per trust unit) in the first quarter of 2009 as compared to $155.0 million ($0.61 per trust unit) in the fourth quarter of 2008 and $216.2 million ($0.87 per trust unit) in the same period last year. Negatively impacting cash flow from operating activities in the first quarter was a $35.9 million increase in non-cash working capital mainly relating to long term debt interest, performance bonuses and royalties payable. Adjusting for working capital, cash flow from operating activities was $130.4 million for the first quarter of 2009 remaining relatively stable with the fourth quarter of 2008. The decrease in cash flow from operations year-over-year is largely due to lower commodity prices and lower production volumes, partly offset by lower royalty expenses.
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Pengrowth recorded a net loss of $54.2 million ($0.21 per trust unit) for the first quarter of 2009 compared to a similar loss of $56.6 million ($0.23 per trust unit) in the same period last year. For both years, non-cash items, specifically unrealized losses on foreign exchange and mark-to-market risk management contracts had a negative impact on net income, yet did not impact cash flow from operating activities.
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Distributions declared in the first quarter totaled $77.2 million versus $144.7 million during the fourth quarter of 2008 and $167.2 million in the first quarter last year. Pengrowth reduced its distributions in the first quarter of 2009 to $0.10 per trust unit per month, to align with the global decline in commodity prices since the second quarter of 2008. During the first quarter, Pengrowth declared distributions of $0.30 per trust unit to its unitholders which is 82 percent of cash flow from operating activities. Pengrowth’s distributions have remained stable at $0.10 per trust unit per month for the past three months, up to and including the most recently announced May 15, 2009 distribution.
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Daily production was 80,284 boe per day, a decrease of four percent when compared to the fourth quarter of 2008’s production of 83,373 boe per day. The decrease was primarily due to two condensate lifts occurring at Sable Offshore Energy Project in the fourth quarter of 2008, and no condensate lifts in the first quarter of 2009. Pengrowth anticipates full year average daily production in the range of 76,000 boe per day to 78,000 boe per day excluding any impact from potential future acquisitions or dispositions.
•
Development capital for the first quarter of 2009 totaled $68.0 million, with approximately 73 percent spent on drilling and completions. Pengrowth participated in drilling 80.9 gross wells (59.9 net wells) with a success rate of 98 percent.
Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

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Chairman’s Message
To our valued unitholders,
I am pleased to present the unaudited quarterly operating and financial results for the three months ended March 31, 2009. The first quarter 2009 results reflected continued and dramatic decline in crude oil and natural gas prices, partially offset by the positive results of our price risk management program. The first quarter was characterized by prudent management of Pengrowth’s exisiting portfolio of assets, a reduction in distributions and of capital expenditures, and increased attention to the efficiency of Pengrowth’s operations.
To summarize the first quarter results:
Oil and Gas Production
•	Daily production declined four percent from last year’s fourth quarter of 83,373 boe per day to 80,284 boe per day and declined three percent from 2008’s first quarter level of 82,711 boe per day.
The decrease in production is primarily attributable to the absence of any condensate lifts occurring at Sable Offshore Energy Project in the first quarter of 2009 as compared to two scheduled condensate lifts occurring at Sable in the fourth quarter of 2008. Pengrowth maintains its production guidance for full year 2009 and it is expected to range between 76,000 to 78,000 boe per day, excluding any impact from future acquisitions or dispositions.
Oil and Gas Prices
•	The average price realized for Pengrowth’s oil and gas sales, after commodity risk management contracts was $44.57 per boe, an 11 percent decline from the fourth quarter of 2008 and a 26 percent decline from the first quarter of 2008. The weakening of the Canadian dollar in relation to the U.S. dollar as well as Pengrowth’s risk management contracts partially offset some of the decrease in benchmark prices as seen in the following table:

	Three months ended
Average realized prices	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

Pengrowth (Cdn$ per boe)	44.57	50.34	60.30

WTI oil (U.S.$ per bbl)	43.08	58.73	97.81
AECO spot gas (Cdn$ per gj)	5.34	6.43	6.76
NYMEX gas (U.S.$ per mmbtu)	4.89	6.94	8.03
Currency (U.S.$/Cdn$)	0.80	0.83	1.00

Total realized gains from our hedging strategy were $52.8 million in the quarter. Pengrowth has hedged approximately 63 percent of net crude oil production and 44 percent of net natural gas production at average prices of Cdn $82.81 per bbl and Cdn $8.00 per mmbtu respectively for the remainder of 2009. For 2010, approximately 12,500 bbls per day of crude oil production is hedged at Cdn $82.09 per bbl and 16,587 mmbtu per day of gas production has been hedged at Cdn $8.64 per mmbtu.
Operating Expenses
•	Operating expenses were $14.87 per boe in the first quarter as compared with operating expenses of $13.57 per boe in 2008’s fourth quarter and $13.22 per boe in the first quarter of 2008.
Operating expenses per boe increased by ten percent from the fourth quarter of 2008 due to the lower production in the first quarter as well as the impact of lower overhead recoveries due to lower capital expenditures. In addition, one-time costs were incurred for facility maintenance at the Quirk Creek Plant and subsurface maintenance work completed at other properties. At this time, it is our expectation to meet our full year 2009 guidance of $14.45 per boe for operating costs.
Operating Netback
•	Pengrowth’s operating netback was $23.87 per boe in the first quarter of 2009 compared with $26.23 in 2008’s fourth quarter and $33.62 in the first quarter of 2008.

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The decrease in netback can mainly be attributed to the decline in global commodity prices throughout the first quarter, offset by a decrease in the Cdn/U.S. exchange rate.
Cash Flow
•	Excluding non-cash operating working capital, Pengrowth’s cash flow in the first quarter was $130.4 million, compared with $154.1 million in 2008’s fourth quarter and $218.6 million in the first quarter of last year.
Non-cash operating working capital increased by approximately $36 million during the quarter, relating to long term debt interest, performance bonuses and royalties payable.
Distributions Declared
•	Distributions declared during the first quarter totaled $77.2 million or $0.30 per trust unit as compared with $144.7 million or $0.57 per trust unit in the fourth quarter of 2008 and $167.2 million or $0.68 per trust unit in 2008’s first quarter. In the first quarter of 2009, Pengrowth’s payout ratio represented 59 percent of cash flow from operating activities, prior to adjustments to non-cash working capital.
Reflecting the current economic environment and the continued weakness in commodity prices, beginning with the March 15, 2009 payment, Pengrowth reduced the monthly distribution from Cdn $0.17 per trust unit to Cdn $0.10 per trust unit and have maintained this level up to and including the recently declared May 15, 2009 distribution. Pengrowth’s board of directors continues to prudently examine distributions on a monthly basis while considering overall oil and gas market conditions and capital spending requirements when setting the distribution level each month.
Capital Expenditures
•	Capital development expenditures were $68.0 million for the first quarter of 2009 as compared with $84.9 million in the first quarter of 2008. Pengrowth maintains it full-year total capital guidance at $215 million; the development capital budget is now forecast to be $196 million.
Pengrowth participated in the drilling of 59.9 net wells and an additional 21 wells drilled by industry partners in which Pengrowth is in a royalty position. In the first quarter of 2009, $3.9 million was also spent on the oil sands pilot project at Lindbergh as well as $1.6 million on land acquisitions, adding 14,600 net acres of land.
While our planned capital spending is lower in 2009, the projects selected provide the greatest economic value for the capital spent. We have witnessed similar capital reductions within our industry and it is anticipated that the decrease in activity in our sector this year will lead to cost reductions in the service sector. We expect to benefit from these cost reductions through reduced operating expenditures and improved efficiencies in our capital spending program. With the typically busier winter drilling season behind us we have begun to see reductions in both service and supply costs ranging from 10 to 30 percent. The reduced power prices in Alberta in the last few months are also starting to positively impact our operating costs.
Financial Ratios
The majority of Pengrowth’s long term debt and interest payments are denominated in U.S. dollars and as such are subject to fluctuations in the exchange rate between the Canadian and U.S. dollars. Compared to the first quarter of 2008, Pengrowth’s long term debt increased by approximately $400 million, or 33 percent, and our interest expense increased by approximately $5.9 million, or 37 percent. Half of the increase for both long term debt and interest can be primarily attributed to the depreciation of the Canadian dollar relative to the U.S. dollar over 2008. The Canadian dollar has declined from approximately $0.9742 against the U.S dollar, at March 31, 2008 to approximately $0.7928 at March 31, 2009 resulting in approximately a $200 million, or 50 percent, increase in Pengrowth’s long term debt and approximately $3.0 million, or 50 percent, of the increase in our interest expense when converted to Canadian dollars. Since the end of the first quarter, the Canadian dollar had risen from approximately $0.79 U.S. to $0.85 U.S., which would reduce the amount of our long term debt outstanding in Canadian dollars by approximately $76 million. Pengrowth’s capital development program and acquisition activities accounted for the remaining increase in long term debt.
Pengrowth continues to maintain a strong balance sheet and ample access to credit and debt markets with over $769 million of available credit capacity. Pengrowth expects to fund substantially all of our capital program and distributions from cash flow from operating activities, leaving considerable flexibility to pursue new acquisition and consolidation opportunities.

PENGROWTH ENERGY TRUST - 4 -

Current Environment and Outlook
Pengrowth has operated through challenging markets at various times in our 20 year history and it is clear that we are once again dealing with a challenging economic environment. I continue to believe that uncertainty in the marketplace provides the backdrop for change and opportunity. Companies such as Pengrowth, with a strong financial position and strength in their balance sheet are in a position of great opportunity. As we continue to navigate through this economic environment, Pengrowth’s diversified, low decline rate, reserve base remains solid with many development opportunities providing long term potential in our high quality suite of conventional oil and gas assets.
Looking further into 2009, we are beginning to see evidence that the worst may be behind us. We are seeing a thawing in the capital and debt markets as evidenced by the numerous debt and equity issues which have been brought to market during the quarter. In addition, we have seen the strengthening of crude prices from their lows in late December to current levels in the mid fifty dollar range, however we continue to see depressed natural gas prices as weak demand and an over supply of natural gas in North America has resulted in lower prices that may well linger for the near term.
I am pleased to welcome our newest member of the Pengrowth management team, Mr. Derek W. Evans as President and Chief Operating Officer of Pengrowth Corporation and as a member of the board of directors. Mr. Evans will bring significant experience to Pengrowth as we continue to maximize the returns on our existing asset portfolio and capitalize on opportunities that are available to us in the unsettled economic environment. During these challenging times, Pengrowth has drawn considerable insight from the expertise and counsel of our board of directors.
Pengrowth remains a strong and viable investment. We recognize that the fundamental approach of Pengrowth’s vision has always required the continued dedication and support of our team members. I am fortunate to be working within a team that has stepped up to the challenges we are still facing and I would like to take a moment to commend the efforts of all of Pengrowth’s team members. As we continue to navigate through these challenging economic conditions, together ~ committed, accountable and dedicated ~ we will continue to succeed and provide continued value creation for our unitholders.
James S. Kinnear
Chairman, President and Chief Executive Officer
May 7, 2009

PENGROWTH ENERGY TRUST - 5 -

Executive Announcement
Pengrowth is extremely pleased to announce that Derek W. Evans will join Pengrowth as President and Chief Operating Officer and as a member of Pengrowth’s board of directors, effective Monday, May 25, 2009. Mr. Evans is an experienced oil and gas executive with over 27 years of experience in the Exploration and Production (E&P) business working through a variety of engineering disciplines culminating with his positions as Senior Vice President, Operations at Renaissance Energy Ltd. and, more recently, President and Chief Executive Officer of Focus Energy Trust. During Mr. Evans’ six years as CEO of Focus Energy, he oversaw significant value creation on behalf of its unitholders. Mr. Evans has a deep understanding of the operation and development of both conventional and unconventional reserves. He is also intimately familiar with the Trust structure as well as the broader E&P sector. In addition to his operational expertise, Mr. Evans is a skilled acquirer of quality growth assets, has a strong understanding of financial markets, and a demonstrated ability to execute upon a variety of financial strategies.
Mr. Evans’ broad management and technical experience will be very valuable as Pengrowth seeks to optimize and grow the asset base of the Trust to ensure the organization’s profitable growth and overall success.

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Summary of Financial and Operating Results

	Three Months ended
(thousands, except per unit amounts)	March 31, 2009	December 31, 2008	% Change(1)	March 31, 2008	% Change(1)

STATEMENT OF (LOSS) INCOME
Oil and gas sales	$322,973	$392,158	(18)	$457,606	(29)
Net (loss) income	$(54,232)	$148,688	(136)	$(56,583)	4
Net (loss) income per trust unit	$(0.21)	$0.58	(136)	$(0.23)	9

CASH FLOWS
Cash flows from operating activities	$94,386	$154,807	(39)	$216,238	(56)
Cash flows from operating activities per trust unit	$0.37	$0.61	(39)	$0.87	(57)

Distributions declared	$77,212	$144,663	(47)	$167,234	(54)
Distributions declared per trust unit	$0.30	$0.565	(47)	$0.675	(56)

Ratio of distributions declared over cash flows from operating activities	82%	93%	(12)	77%	6

Capital expenditures	$73,060	$125,876	(42)	$93,534	(22)
Capital expenditures per trust unit	$0.28	$0.49	(43)	$0.38	(26)
Weighted average number of trust units outstanding	256,727	255,473	—	247,257	4

BALANCE SHEET (2)
Working capital	$19,580	$(70,159)	128	(290,776)	107
Property, plant and equipment	$4,176,188	$4,251,381	(2)	$4,241,589	(2)
Long term debt	$1,657,897	$1,524,503	9	$1,250,244	33
Trust unitholders’ equity	$2,544,907	$2,663,805	(4)	$2,549,514	(0)
Trust unitholders’ equity per trust unit	$9.88	$10.40	(5)	$10.28	(4)

Currency (U.S.$/Cdn$) (closing rate at period end)	$0.7928	$0.8210		$0.9742

Number of trust units outstanding at period end	257,515	256,076	1	247,934	4

AVERAGE DAILY PRODUCTION
Crude oil (barrels)	23,424	24,236	(3)	25,103	(7)
Heavy oil (barrels)	7,672	8,217	(7)	7,740	(1)
Natural gas (mcf)	236,232	241,709	(2)	241,208	(2)
Natural gas liquids (barrels)	9,815	10,634	(8)	9,666	2
Total production (boe)	80,284	83,373	(4)	82,711	(3)

TOTAL PRODUCTION (mboe)	7,226	7,670	(6)	7,527	(4)

PRODUCTION PROFILE
Crude oil	29%	29%		30%
Heavy oil	10%	10%		9%
Natural gas	49%	48%		49%
Natural gas liquids	12%	13%		12%

AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per barrel)	$66.12	$65.87	—	$79.38	(17)
Heavy oil (per barrel)	$34.31	$42.20	(19)	$62.74	(45)
Natural gas (per mcf)	$6.00	$7.40	(19)	$7.72	(22)
Natural gas liquids (per barrel)	$35.62	$43.87	(19)	$66.96	(47)
Average realized price per boe	$44.57	$50.34	(11)	$60.30	(26)

(1)	% Change is a comparison to March 31, 2009.

(2)	Balance Sheet amounts are as at the Period End.
Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

PENGROWTH ENERGY TRUST - 7 -

Trust Unit Trading Information

	Three Months ended
	March 31
(thousands, except per trust unit amounts)	2009		2008
TRUST UNIT TRADING
PGH (NYSE)
High	$10.11	U.S.	$19.47	U.S.
Low	$4.51	U.S.	$13.67	U.S.
Close	$5.58	U.S.	$19.10	U.S.
Value	$195,843	U.S.	$257,555	U.S.
Volume	28,538		14,293

PGF.UN (TSX)
High	$12.33		$19.82
Low	$5.84		$14.16
Close	$7.10		$19.67
Value	$252,613		$557,889
Volume	30,564		30,755

PENGROWTH ENERGY TRUST - 8 -

The following analysis of financial results should be read in conjunction with the unaudited consolidated Financial Statements for three months ended March 31, 2009 of Pengrowth Energy Trust and is based on information available to May 7, 2009.
Frequently Recurring Terms
For the purposes of this discussion, we use certain frequently recurring terms as follows: the “Trust” refers to Pengrowth Energy Trust, the “Corporation” refers to Pengrowth Corporation, “Pengrowth” refers to the Trust and its subsidiaries and the Corporation on a consolidated basis and the “Manager” refers to Pengrowth Management Limited.
Pengrowth uses the following frequently recurring industry terms in this discussion: “bbls” refers to barrels, “boe” refers to barrels of oil equivalent, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “gj” refers to gigajoule and “mmbtu” refers to million British thermal units.
Advisory Regarding Forward-Looking Statements
This discussion contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance” “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this discussion include, but are not limited to, statements with respect to: reserves, 2009 production, production additions from Pengrowth’s 2009 development program, royalty obligations, 2009 operating expenses, future income taxes, goodwill, asset retirement obligations, taxability of distributions, remediation and abandonment expenses, capital expenditures, general and administration expenses, and proceeds from the disposal of properties. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms and our ability to add production and reserves through our development and exploitation activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained

PENGROWTH ENERGY TRUST - 9 -

in this discussion are made as of the date of this discussion and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.
The forward-looking statements contained in this discussion are expressly qualified by this cautionary statement.
Critical Accounting Estimates
As discussed in Note 1 to the financial statements, the financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended.
The amounts recorded for depletion, depreciation and amortization of injectants, the provision for asset retirement obligations, unit based compensation, goodwill and future taxes are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The amounts recorded for the fair value of risk management contracts and the unrealized gains or losses on the change in fair value are based on estimates. These estimates can change significantly from period to period. As required by National Instrument 51-101 (NI 51-101) Standards of Disclosure for Oil and Gas Activities, Pengrowth uses independent qualified reserve evaluators in the preparation of the annual reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position.
Non-GAAP Financial Measures
This discussion refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP.
Distributions can be compared to cash flow from operating activities in order to determine the amount, if any, of distributions financed through debt or short term borrowing. The current level of capital expenditures funded through retained cash, as compared to debt or equity, can also be determined when it is compared to the difference in cash flow from operating activities and distributions paid in the financing section of the Statement of Cash Flows.
Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (EBITDA) and Total Debt to Total Capitalization. Total Debt is the sum of working capital, long term debt and convertible debentures as shown on the balance sheet, and Total Capitalization is the sum of Total Debt and Unitholder’s equity. Management believes that targeting prudent ratios of these measures are reasonable given the size of Pengrowth, its capital management objectives, growth strategy, uncertainty of oil and gas commodity prices and additional margin required from the debt covenants.
If the ratio of Total Debt to trailing EBITDA reaches or exceeds certain levels, management would consider steps to reduce the ratio of Total Debt to trailing EBITDA. If the ratio of Total Debt to Total Capitalization reaches or exceeds certain levels, except upon completion of a material acquisition, Pengrowth management would consider steps to improve the ratio while considering our debt financial covenant limits.
Non-GAAP Operational Measures
The reserves and production in this discussion refer to Company Interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of royalties plus the interest in production or reserves at the wellhead. Company interest is more fully described in Pengrowth’s AIF.
When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth uses the industry standard of six thousand cubic feet to one barrel of oil equivalent. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion primarily

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and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice.
Currency
All amounts are stated in Canadian dollars unless otherwise specified.
OVERVIEW
Pengrowth generated cash flow from operating activities of $94.4 million during the first quarter of 2009. Impacting cash flow from operating activities in the first quarter was a $36.0 million change in non-cash operating working capital primarily due to reductions in accounts payable relating to long term debt interest, performance bonuses and royalties payable. The 39 percent decrease in cash flow from operations compared to the fourth quarter of 2008 was additionally impacted by lower production and commodity prices. Natural gas has a significant impact to Pengrowth as nearly 50 percent of the production is natural gas.

	Three months ended
	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

Production (boe/d)	80,284	83,373	82,711
Netback ($/boe)	23.87	26.23	33.62
Cash flows from operating activities ($000’s)	94,386	154,807	216,238
Net (loss) income ($000’s)	(54,232)	148,688	(56,583)
Included in net income:
Unrealized (loss) gain on commodity risk management ($000’s)	(12,616)	292,249	(165,727)
Unrealized foreign exchange loss on foreign denominated debt ($000’s)	(39,160)	(127,207)	(25,155)

Comparing first quarter 2009 to the fourth quarter of 2008, Pengrowth recorded a net loss of $54.2 million compared to a net income of $148.7 million in the fourth quarter of 2008 and a net loss of $56.6 million in the first quarter of 2008. Included in the net (loss) income are unrealized losses on mark-to-market commodity risk management contracts which result from the change in fair value of the contracts from December 31, 2008. In the first quarter of 2009 an unrealized loss of $12.6 million before taxes ($9.0 million after tax) was recorded compared to an unrealized gain of $292.2 million before tax ($207.2 million after tax) in the fourth quarter of 2008 and an unrealized loss of $165.7 million before tax ($117.5 million after tax) unrealized loss in the first quarter 2008. While the weakening of the Canadian dollar relative to the U.S. dollar had a positive impact on cash flow as higher revenue was received, the weakness also resulted in unrealized foreign exchange losses on foreign denominated debt of $39.2 million before tax ($39.2 million after tax) in the first quarter of 2009 compared to $127.2 million before tax ($117.4 million after tax) in the fourth quarter 2008 and $25.2 million before tax ($22.0 million after tax) for the first quarter of 2008.
The commodity risk management activities, which are utilized to partially secure returns from significant acquisitions and provide a level of stability to the Trust’s cash flow from operating activities, has from time to time limited the Trust’s ability to fully realize higher commodity prices. With relatively lower commodity prices at the end of the first quarter, the commodity risk management activity did offset a portion of the Trust’s exposure to the reduced prices.
RESULTS OF OPERATIONS
This discussion contains the results of Pengrowth Energy Trust and its subsidiaries.
Production
Average daily production decreased approximately four percent in the first quarter of 2009 compared to the fourth quarter of 2008. During the first quarter of 2009 two fewer condensate lifts at the Sable Offshore Energy Project (“SOEP”) resulted in a negative impact of approximately 1,500 bbls per day. Operational issues due to extended periods of cold weather offset gains related to the Quirk Creek Plant being brought back up midway through the quarter. Average daily production in the first quarter of 2009 was lower compared to the same time period of 2008 mainly due to previously mentioned operational issues at SOEP, weather related issues and natural field decline.
At this time, Pengrowth anticipates 2009 full year production to average between 76,000 to 78,000 boe per day. This estimate excludes the impact from any potential future acquisitions and dispositions.

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Daily Production

	Three months ended
		% of		% of		% of
	Mar 31, 2009	total	Dec 31, 2008	total	Mar 31, 2008	total

Light crude oil (bbls)	23,424	29	24,236	29	25,103	30
Heavy oil (bbls)	7,672	10	8,217	10	7,740	9
Natural gas (mcfs)	236,232	49	241,709	48	241,208	49
Natural gas liquids (bbls)	9,815	12	10,634	13	9,666	12

Total boe per day	80,284		83,373		82,711

Light crude oil production volumes decreased three percent in the first quarter of 2009 compared to the fourth quarter of 2008 primarily due to a water injection system outage at Judy Creek and initial decline from new wells. Production volumes decreased approximately seven percent comparing the first quarter of 2009 to the same time period of 2008. The decrease is mainly attributable to operational issues experienced at Judy Creek and natural declines.
Heavy oil production decreased approximately seven percent compared to the fourth quarter of 2008 and decreased slightly in the first quarter of 2009 compared to the first quarter of 2008. The lower volumes compared to the fourth quarter of 2008 is due to cold weather and downhole repair work at Tangleflags. The slight decrease in production compared to the first quarter of 2008 is related to the continued performance of the East Bodo polymer flood pilot and the success of development activity in Cactus Lake offset by natural declines.
Natural gas production decreased two percent from the fourth quarter of 2008. The decrease is mainly due to natural decline and minor operational issues affecting production at SOEP and cold weather impacts reducing production in Western Canada. Partially offsetting the decrease was additional volumes from Quirk Creek which was back on stream midway through the first quarter of 2009. First quarter 2009 production decreased two percent from the same time period of 2008 due to plant maintenance completed at Olds, previously mentioned operational issues at SOEP and in Western Canada and natural declines, partially offset by additional volumes from the Accrete acquisition and additional volumes from the 2008 gas development program, particularly at Carson Creek and Monogram.
NGL production decreased eight percent in the first quarter of 2009 compared to the fourth quarter of 2008. The first quarter decrease is due to no condensate lift at SOEP compared to two condensate lifts in the fourth quarter of 2008, a difference of approximately 1,500 bbls per day. First quarter 2009 production increased approximately two percent compared to first quarter 2008 due to higher sales at Judy Creek as a result of lower solvent demand in the first quarter of 2009. These additional volumes were partially offset by no condensate lift at SOEP in the current period and natural decline.
Pricing and Commodity Risk Management
Pengrowth’s realizations in the first quarter are influenced by the benchmark price declines; however gains from commodity risk management activities partially offset some of the decreases in benchmark prices.
As part of its risk management strategy, Pengrowth uses forward price swaps to manage its exposure to commodity price fluctuations to provide a measure of stability to monthly cash distributions and to partially secure returns on significant new acquisitions. As of March 31, 2009, Pengrowth has crude oil contracts for the remainder of 2009, 2010 and 2011 for approximately 15,000 bbls per day, 12,500 bbls per day and 500 bbls per day respectively. Also as of March 31, 2009, Pengrowth has natural gas contracts for the remainder of 2009 and 2010 for 75,000 mcf per day and 16,600 mcf per day, respectively. Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $8.9 million pre-tax change in the value of the crude contracts. Similarly, each Cdn $0.50 per mcf change in future natural gas prices would result in approximately Cdn $13.3 million pre-tax change in the value of the natural gas contracts. The changes in the fair value of the forward contracts directly affects net (loss) income through the unrealized amounts booked to the statement of loss during the period. The effect on cash flows will be recognized separately only upon realization of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. However, if each contract were to settle at the contract price in effect at March 31, 2009, future revenue and cash flow would be increased above the then spot price by the $152.1 million in unrealized commodity risk management gains that have been recorded. Pengrowth has fixed the Canadian dollar exchange rate at the same time that it swaps any U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.
Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore records these contracts on the balance sheet at their fair value and recognize changes in fair value on the statement of loss as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuate however, these non-cash amounts do not impact Pengrowth’s operating cash flows. Realized commodity risk management gains or losses are recorded in oil and gas sales on the statement of loss and impacts cash flows at that time.

PENGROWTH ENERGY TRUST - 12 -

Average Realized Prices

	Three months ended
(Cdn$)	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

Light crude oil (per bbl)	48.06	60.76	93.73
after realized commodity risk management	66.12	65.87	79.38
Heavy oil (per bbl)	34.31	42.20	62.74
Natural gas (per mcf)	5.31	6.97	7.52
after realized commodity risk management	6.00	7.40	7.72
Natural gas liquids (per bbl)	35.62	43.87	66.96

Total per boe	37.27	47.60	64.07
after realized commodity risk management	44.57	50.34	60.30

Benchmark prices
WTI oil (U.S.$ per bbl)	43.08	58.73	97.81
AECO spot gas (Cdn$ per gj)	5.34	6.43	6.76
NYMEX gas (U.S.$ per mmbtu)	4.89	6.94	8.03
Currency (U.S.$/Cdn$)	0.80	0.83	1.00

Lower commodity prices at the end of the first quarter compared to the fourth quarter 2008 and the first quarter of 2008 has had the most significant impact to earnings and operating cash flow.
Commodity Risk Management Gains (Losses)

	Three months ended
	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

Realized
Light crude oil ($ millions)	38.1	11.4	(32.8)
Light crude oil ($ per bbl)	18.06	5.11	(14.35)

Natural gas ($ millions)	14.7	9.6	4.4
Natural gas ($ per mcf)	0.69	0.43	0.20

Combined ($ millions)	52.8	21.0	(28.4)
Combined ($ per boe)	7.30	2.74	(3.77)

Unrealized

Total unrealized risk management assets (liabilities) at period end ($ millions)	152.1	164.7	(250.9)
Less: Unrealized risk management assets (liabilities) at beginning of period ($ millions)	164.7	(127.6)	85.2

Unrealized (loss) gain on risk management contracts	(12.6)	292.3	(165.7)

During the first quarter of 2009, commodity prices continued to decline, resulting in significant realized commodity risk management gains. These gains are included in oil and gas sales in the statement of loss.
Oil and Gas Sales – Contribution Analysis
The following table includes the impact of realized commodity risk management activity.

($ millions)	Three months ended
	Mar 31,	% of	Dec 31,	% of	Mar 31,	% of
Sales Revenue	2009	total	2008	total	2008	total

Light crude oil	139.4	43	146.9	37	181.3	40
Natural gas	127.5	40	164.5	42	169.4	37
Natural gas liquids	31.5	10	42.9	11	58.9	13
Heavy oil	23.7	7	31.9	8	44.2	10
Brokered sales/sulphur	0.9	—	5.9	2	3.8	—

Total oil and gas sales	323.0		392.1		457.6

Oil and Gas Sales – Price and Volume Analysis
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales,

PENGROWTH ENERGY TRUST - 13 -

including the impact of realized commodity risk management activity, for the first quarter of 2009 compared to the fourth quarter of 2008.

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other		Total

Quarter ended Dec 31, 2008	146.9	164.5	42.9	31.9	5.9		392.1
Effect of change in product prices	(26.8)	(35.3)	(7.3)	(5.4)	—		(74.8)
Effect of change in sales volumes	(7.4)	(6.8)	(4.2)	(2.8)	—		(21.2)
Effect of change in realized commodity risk management activities	26.7	5.1	—	—	—		31.8
Other	—	—	0.1	—	(5.0	) (1)	(4.9)

Quarter ended Mar 31, 2009	139.4	127.5	31.5	23.7	0.9		323.0

(1)	Primarily lower sulphur sales
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the first three months of 2009 compared to the same period of 2008.

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other	Total

Period ended Mar 31, 2008	181.3	169.4	58.9	44.2	3.8	457.6
Effect of change in product prices	(96.3)	(47.0)	(27.7)	(19.6)	—	(190.6)
Effect of change in sales volumes	(16.5)	(5.2)	0.3	(0.9)	—	(22.3)
Effect of change in realized commodity risk management activities	70.9	10.3	—	—	—	81.2
Other	—	—	—	—	(2.9)	(2.9)

Period ended Mar 31, 2009	139.4	127.5	31.5	23.7	0.9	323.0

Processing and Other Income

	Three months ended
($ millions)	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

Processing & other income	4.8	2.3	4.2	(1)
$ per boe	0.67	0.31	0.56

(1)	Prior quarter restated to conform to presentation adopted in the current period.
Processing and other income is primarily derived from fees charged for processing and gathering third party gas, road use, oil and water processing. First quarter 2009 income is higher relative to the fourth quarter 2008 primarily a result of an additional $0.5 million of income relating to prior periods included in the first quarter.
This income primarily represents the partial recovery of operating expenses reported separately.
Royalty Expense

	Three months ended
($ millions)	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

Royalty expense	39.9	80.7	98.2
$ per boe	5.52	10.51	13.05

Royalties as a percent of sales	12.3%	20.6%	21.5%
Royalties as a percent of sales excluding
realized risk management contracts	14.6%	21.7%	20.2%
Royalties include Crown, freehold and overriding royalties as well as mineral taxes. The first quarter 2009 royalty rate is lower compared to the fourth quarter 2008 as a result of lower commodity prices and the implementation of the Alberta Government’s changes to the royalty calculations. Also, impacting royalty rates was a true up of accrual to actual estimates for freehold mineral taxes related to properties acquired from ConocoPhillips of approximately $8.0 million. Royalty payments are based on revenue prior to commodity risk management activities. Gains or losses from realized commodity risk management activities are reported as part of sales and therefore affect royalty rates as a percentage of sales.

PENGROWTH ENERGY TRUST - 14 -

Based on the current assessment of the new Alberta Royalty regime and lower current pricing forecasts, Pengrowth has revised its current outlook for 2009 royalty expense downward by four percent to average approximately 18 percent of sales excluding the impact of risk management contracts.
Operating Expenses

	Three months ended
($ millions)	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

Operating expenses	107.5	104.1	99.5
$ per boe	14.87	13.57	13.22

Operating expenses increased $3.4 million from the fourth quarter of 2008. In the first quarter, expenses were higher due to receiving final charges for the Quirk Creek plant repair ($1.7 million) and the need for increased chemicals due to cold weather ($1.6 million). Sub-surface and surface maintenance activity increased in the first quarter as a result of winter only access and the extreme cold weather experienced in late 2008 and early 2009. Offsetting these increases was approximately $5.0 million reduction in power costs in the first quarter of 2009 compared to the fourth quarter of 2008. Operating expenses increased eight percent in the first quarter of 2009 compared to the same time period in 2008. First quarter 2008 expenses were lower due to the accrual to actual adjustments related to performance bonus which was not repeated in the current quarter and also due to only a portion of the same winter related cost increases indicated above occurring in 2008.
Pengrowth expects total operating expenses for 2009 of approximately $14.45 per boe.
Cost savings are a key focus for 2009 given the current economic climate and commodity prices. Within the first quarter of 2009, monthly expenses began to decrease month over month and are anticipated to continue this trend into the second quarter. All aspects of our operations are being reviewed for expense reduction opportunities without compromising facility and equipment integrity, safety, environmental and regulatory compliance.
Net Operating Expenses

	Three months ended
($ millions)	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

Net operating expenses	102.7	101.8	95.3
$ per boe	14.20	13.27	12.66

Included in the table above are operating expenses net of processing and other income.
Transportation Costs

	Three months ended
($ millions)	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

Light oil transportation	0.8	0.4	1.2
$ per bbl	0.38	0.19	0.51
Natural gas transportation	1.8	2.3	2.1
$ per mcf	0.09	0.10	0.10

Pengrowth incurs transportation costs for its product once the product enters a feeder or main pipeline to the title transfer point. The transportation cost is dependant upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody. Pengrowth has the option to sell some of its natural gas directly to premium markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Similarly, Pengrowth has elected to sell approximately 65 percent of its crude oil at market points beyond the wellhead but at the first major trading point, requiring minimal transportation costs.

PENGROWTH ENERGY TRUST - 15 -

Amortization of Injectants for Miscible Floods

	Three months ended
($ millions)	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

Purchased and capitalized	2.6	5.4	3.8
Amortization	5.3	5.9	7.8

The cost of injectants (primarily natural gas and ethane) purchased for injection in the miscible flood program at Judy Creek and Swan Hills is amortized equally over the period of expected future economic benefit. The cost of injectants purchased in 2009 and 2008 are amortized over a 24 month period. As of March 31, 2009, the balance of unamortized injectant costs was $19.7 million.
The amount of injectants purchased and capitalized in the first quarter 2009 was lower than the fourth quarter of 2008 due to the timing and the requirements of this ongoing program. The value of Pengrowth’s proprietary injectants is not recorded as an asset or a sale; the cost of producing these injectants is included in operating expenses.
Operating Netbacks
There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude, heavy oil, natural gas and NGL production.
Pengrowth recorded an average operating netback of $23.87 per boe in the first quarter of 2009 compared to $26.23 per boe in the fourth quarter of 2008 and $33.62 per boe for the first quarter of 2008. The decrease in the netback in the first quarter of 2009 compared to the fourth quarter of 2008 and the first quarter of 2008 was primarily a result of lower combined commodity price realizations and higher operating expenses party offset by lower royalty expenses.
The sales price used in the calculation of operating netbacks is after realized commodity risk management gains or losses.

	Three months ended
Combined Netbacks ($ per boe)	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

Sales price (after commodity risk management)	44.57	50.34	60.30
Other production income	0.12	0.78	0.50

	44.69	51.12	60.80
Processing and other income(1)	0.67	0.31	0.56
Royalties	(5.52)	(10.51)	(13.05)
Operating expenses	(14.87)	(13.57)	(13.22)
Transportation costs	(0.36)	(0.35)	(0.44)
Amortization of injectants	(0.74)	(0.77)	(1.03)

Operating netback	23.87	26.23	33.62

	Three months ended
Light Crude Netbacks ($ per bbl)	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

Sales price (after commodity risk management)	66.12	65.87	79.38
Other production income	(0.03)	(0.02)	0.01

	66.09	65.85	79.39
Processing and other income(1)	1.19	0.06	0.66
Royalties	(9.28)	(14.02)	(15.44)
Operating expenses (1)	(15.05)	(14.86)	(15.52)
Transportation costs	(0.38)	(0.19)	(0.51)
Amortization of injectants	(2.53)	(2.64)	(3.40)

Operating netback	40.04	34.20	45.18

PENGROWTH ENERGY TRUST - 16 -

	Three months ended
Heavy Oil Netbacks ($ per bbl)	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

Sales price	34.31	42.20	62.74
Processing and other income	0.41	0.29	0.27
Royalties (2)	(4.08)	(1.95)	(9.18)
Operating expenses(1)	(15.73)	(12.77)	(12.34)

Operating netback	14.91	27.77	41.49

	Three months ended
Natural Gas Netbacks ($ per mcf)	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

Sales price (after commodity risk management)	6.00	7.40	7.72
Other production income	0.04	0.27	0.17

	6.04	7.67	7.89
Processing and other income(1)	0.10	0.09	0.11
Royalties(3)	(0.45)	(1.62)	(1.64)
Operating expenses(1)	(2.45)	(2.19)	(2.03)
Transportation costs	(0.09)	(0.10)	(0.10)

Operating netback	3.15	3.85	4.23

	Three months ended
NGLs Netbacks ($ per bbl)	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

Sales price	35.62	43.87	66.96
Royalties	(9.11)	(12.27)	(23.45)
Operating expenses(1)	(14.48)	(12.93)	(13.28)

Operating netback	12.03	18.67	30.23

(1)	Prior Period restated to conform to presentation in the current period

(2)	Heavy Oil Royalties in the fourth quarter of 2008 includes accounting adjustments related to overpayment of royalties in the third quarter.

(3)	Natural Gas Royalties in the first quarter of 2009 includes accounting adjustments to Freehold Mineral Tax for prior periods.
Interest Expense

	Three months ended
($ millions)	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

Interest Expense	22.0	22.6	16.1	(1)

(1)	Prior quarter restated to conform to presentation adopted in the current period.
Approximately 72 percent of Pengrowth’s outstanding long term debt as at March 31, 2009 is fixed at a weighted average interest rate of 6.2 percent with the remaining 28 percent subject to floating rates. The majority of the fixed rate debt incurs interest in U.S dollars and is therefore subject to fluctuations in the U.S. dollar exchange rates. As a result of this weighting towards U.S. denominated fixed rate debt, Pengrowth’s interest expense remained relatively unchanged during the first quarter of 2009 compared to the fourth quarter of 2008 despite the decrease in Canadian interest rates over the same period.
During the third quarter of 2008 Pengrowth closed the issuance of two series of private placement senior unsecured notes at an average rate of 6.96 percent, replacing debt from the term credit facility at a lower rate. As a result of both this issuance and the larger overall debt level Pengrowth’s interest expense during the first quarter 2009 increased relative to the first quarter of 2008. See Note 3 of the consolidated financial statements for further details.

PENGROWTH ENERGY TRUST - 17 -

General and Administrative Expenses

	Three months ended
($ millions)	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

Cash G&A expense	14.2	13.7	12.7
$ per boe	1.97	1.79	1.69
Non-cash G&A expense	3.2	3.5	2.6
$ per boe	0.44	0.45	0.34

Total G&A	17.4	17.2	15.3
$ per boe	2.41	2.24	2.03

The cash component of general and administrative (G&A) expenses for the first quarter of 2009 compared to the fourth quarter of 2008 increased $0.5 million primarily due to the timing of tax compliance charges. Cash G&A increased $1.5 million in the first quarter of 2009 compared to the same time period of 2008 related to the timing for tax compliance charges and software licensing.
The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Programs (LTIP) including trust unit rights and deferred entitlement units. The increase comparing the first quarter of 2009 to the first quarter of 2008 is due to higher LTIP expenses resulting from granting additional trust units under the LTIP.
On a per boe basis, G&A is anticipated to be approximately $2.37 per boe for full year 2009, which includes non-cash G&A and anticipated management fees of approximately $0.21 per boe.
Management Fees

	Three months ended
($ millions)	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

Management Fee	3.0	(2.0)	3.4
$ per boe	0.42	(0.26)	0.45

Commencing July 1, 2006, for the remaining three year term, the maximum fees payable to the Manager are limited to 60 percent of the fees that would have been payable under the original agreement or $12 million, whichever is lower, plus certain expenses. The current agreement expires on June 30, 2009 and does not contain a further right of renewal. A special committee of the board of directors, comprised of all independent members of the board, was formed for the purpose of advising the board in connection with all matters pertaining to the orderly transition to a traditional corporate management structure at the end of the term.
Upon expiry of the contract, Mr. James S. Kinnear will continue in the capacity of Chairman and Chief Executive Officer of the Corporation under the terms of an executive employment agreement.
Management fees for the first quarter of 2009 returned to a more typical level from those recorded in the fourth quarter of 2008. The fourth quarter of 2008 reflected an adjustment to the performance fee component which was not repeated.
Management fees are forecasted to be $6.0 million for the first six months resulting in a full year 2009 average of $0.21 per boe.
Taxes
In determining its taxable income, the Corporation deducts payments made to the Trust, effectively transferring the income tax liability to unitholders thus reducing the Corporation’s taxable income to nil. Under the Corporation’s current distribution policy, at the discretion of the board, funds can be withheld to fund future capital expenditures, repay debt or used for other corporate purposes. If withholdings increased sufficiently or the Corporation’s tax pool balances were reduced sufficiently, the Corporation could become subject to taxation on a portion of its income in the future. This can be mitigated through various options including the issuance of additional trust units, increased tax pools from additional capital spending, modifications to the distribution policy or potential changes to the corporate structure.
Bill C-52 Budget Implementation Act 2007
Bill C-52 modifies the taxation of certain flow-through entities including mutual fund trusts referred to as “specified investment flow-through” entities or “SIFTS” and the taxation of distributions from such entities (the “SIFT Legislation”). Bill C-52 applies a tax at the trust level on distributions of certain income from such a SIFT trust at a rate of tax comparable to

PENGROWTH ENERGY TRUST - 18 -
the combined federal and provincial corporate tax rate. These distributions will be treated as dividends to the trust unitholders.
Pengrowth believes that it is characterized as a SIFT trust and, as a result, will be subject to Bill C-52 commencing on January 1, 2011 subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of “undue expansion”. Pengrowth may lose the benefit of the grandfathering period, which ends December 31, 2010, if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of approximately $4.8 billion on October 31, 2006. The normal growth guidelines have been revised to accelerate the safe harbour amount for each of 2009 and 2010. As of March 31, 2009 Pengrowth may issue $4.2 billion of equity in total for 2009 and 2010 under the safe harbour provision. The normal growth restriction on trust unit issuance is monitored by management as part of the overall capital management objectives. Pengrowth is in compliance with the normal growth restrictions.
Based on existing tax legislation, the tax rate in 2011 is expected to be 26.5 percent and 25 percent in 2012 and subsequent years. The payment of this tax will reduce the amount of cash available for distribution to unitholders.
On July 14, 2008, Finance released for comment proposed amendments to the Income Tax Act (Canada) to facilitate the conversion of existing income trusts and other public flow through entities into corporations on a tax deferred basis. On January 27, 2009, Finance introduced a notice of ways and means motion in Parliament to implement the conversion rules. The conversion rules would provide an existing income trust with tax efficient structuring options to convert to a corporate form. The conversion rules would be available to Pengrowth if Pengrowth determines to convert to a corporation. The transition provisions are only available to trusts that convert prior to 2013. Accordingly, Pengrowth has more than three years before a final course of action would have to be adopted and Pengrowth can continue to have the benefit of its tax structure through December 31, 2010. Commencing in 2011, Pengrowth would be subject to the SIFT tax and would utilize existing tax pools to mitigate a portion of the SIFT tax, should it remain a trust for any period after January 1, 2011.
Pursuant to the SIFT Legislation, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital. Pengrowth currently has available tax pool balances of approximately $3.0 billion, which will be considered in identifying the alternatives and timing of our response to the enactment of the SIFT Legislation.
Future Income Taxes
Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the first quarter of 2009, Pengrowth recorded a future tax recovery of $20.5 million to reflect temporary differences primarily relating to unrealized risk management losses. These losses are partially offset by a reduction in the future provincial SIFT tax rate from 13 percent to 10.53 percent.
Depletion, Depreciation and Accretion

	Three months ended
($ millions)	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

Depletion and depreciation	147.2	157.6	151.8
$ per boe	20.37	20.55	20.17
Accretion	6.7	7.3	6.8
$ per boe	0.93	0.95	0.90

Depletion and depreciation of property, plant and equipment is calculated on the unit of production method based on total proved reserves. The lower depletion rate is due to lower production volumes realized in the current quarter.
Pengrowth’s Asset Retirement Obligations (ARO) liability changes from net acquisitions and by the amount of accretion, which is a charge to net (loss) income over the lifetime of the producing oil and gas assets.
Asset Retirement Obligations
The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location. Pengrowth has estimated the net present value of its total ARO to be $346 million as at March 31, 2009 (December 31, 2008 — $344 million), based on a total escalated future liability of $2,293 million (December 31, 2008 — $2,283 million). These costs are expected to be

PENGROWTH ENERGY TRUST - 19 -
incurred over 50 years with the majority of the costs incurred between 2040 and 2054. A credit adjusted risk free rate of eight percent and an inflation rate of two percent per annum were used to calculate the net present value of the ARO.
Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. Through March 31, 2009, Pengrowth spent $5.7 million on abandonment and reclamation (March 31, 2008 - $6.5 million). Pengrowth expects to spend approximately $22 million in 2009 on reclamation and abandonment, excluding contributions to remediation trust funds.
Capital Expenditures

	Three months ended
($ millions)	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

Seismic acquisitions (1)	4.0	0.5	3.8
Drilling, completions and facilities	49.8	82.6	72.3
Maintenance capital	12.6	26.2	7.7
Land purchases (2)	1.6	2.3	1.1

Development capital	68.0	111.6	84.9
Lindbergh Project	3.9	10.4	3.2
Other capital	1.1	3.8	5.4

Total capital expenditures	73.0	125.8	93.5

Business acquisitions	—	0.2	(0.1)
Property acquisitions	8.7	0.2	0.7
Proceeds on property dispositions	(8.1)	(20.4)	(1.7)

Net capital expenditures and acquisitions	73.6	105.8	92.4

(1)	Seismic acquisitions are net of seismic sales revenue.

(2)	Prior period restated to conform to presentation in the current period.
During the first quarter of 2009, Pengrowth spent $68 million on development and optimization activities. The largest expenditures were at Carson Creek ($8.3 million), Harmattan and Olds ($6.3 million), Judy Creek ($5.7 million), Heavy Oil Properties ($5.1 million), Fenn Big Valley ($4.7 million), Swan Hills ($4.3 million), Horn River ($3.3 million), and Red Earth ($2.5 million). In addition to development activities, $3.9 million was spent on the Lindbergh project and $1.1 million was spent on corporate items.
Pengrowth currently anticipates the 2009 capital program to be $215 million. Included in the capital program are planned expenditures of $13 million for the oil sands pilot project at Lindbergh. In deciding which projects to fund, Pengrowth reviewed its extensive portfolio and identified those projects that created the greatest economic value. Subsequent to year end, $7 million has been redirected from the Lindbergh project to other projects that are preferentially identified in the budget. Pengrowth anticipates spending approximately $6 million on corporate items.
Acquisitions and Dispositions
During the first quarter of 2009, Pengrowth completed the disposition of non-core, non-producing lands in the Dawson area in British Columbia announced in the fourth quarter of 2008. Proceeds of the disposition were approximately $6.4 million net of adjustments.
In addition, during the first quarter of 2009, Pengrowth completed the acquisition of additional working interest in the Carson Creek area for approximately $8.9 million net of adjustments.
Working Capital
The working capital position changed to a working capital excess at March 31, 2009 of $19.6 million from a working capital deficiency of $70.2 million at December 31, 2008. The change in working capital is reflective of lower distributions payable in the first quarter, and lower accounts payable at the end of the first quarter.
Pengrowth frequently operates with a working capital deficiency, as distributions relating to two production months are payable to unitholders at the end of any month, but cash flow from one month of production is still receivable. For example, at the end of March, distributions related to February and March production months being payable on April 15 and May 15, respectively. February’s production revenue, received on March 25, is temporarily applied against Pengrowth’s term credit facility until the distribution payment on April 15.

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Financial Resources and Liquidity
Pengrowth’s capital structure is as follows:

($ thousands)	Mar 31,	Dec 31,	Mar 31,
As at:	2009	2008	2008

Term credit facilities	$466,000	$372,000	$535,955
Senior unsecured notes	1,191,897	1,152,503	714,289

Total long term debt	1,657,897	1,524,503	1,250,244
Working capital (excess) deficit	(19,580)	70,159	290,776

Total debt excluding convertible debentures	$1,638,317	$1,594,662	$1,541,020

Convertible debentures	74,893	74,915	75,002

Total debt including convertible debentures	$1,713,210	$1,669,577	$1,616,022

	Mar 31,	Dec 31,	Mar 31,
Trailing twelve months ended	2009	2008	2008

Net income	$398,201	$395,850	$372,903
Add:
Interest expense (1)	$82,221	$76,304	$76,915
Future tax reduction	$(7,910)	$(71,925)	$(358,883)
Depletion, depreciation, amortization and accretion	$632,699	$637,377	$654,357
Other non-cash (income) expenses	$(180,188)	$(26,864)	$202,595

EBITDA	$925,023	$1,010,742	$947,887

Total debt excluding convertible debentures to EBITDA	1.8	1.6	1.6
Total debt including convertible debentures to EBITDA	1.9	1.7	1.7

Total Capitalization excluding convertible debentures(2)	$4,202,804	$4,188,308	$3,799,758
Total Capitalization including convertible debentures	$4,277,697	$4,263,223	$3,874,760

Total debt excluding convertible debentures as a percentage of total capitalization	39.0%	38.1%	40.6%
Total debt including convertible debentures as a percentage of total capitalization	40.0%	39.2%	41.7%

(1)	Prior period restated to conform to presentation in the current period.

(2)	Total capitalization includes total debt plus Unitholders Equity. (Total debt excludes working capital deficit)
The $44 million increase in total debt, excluding convertible debentures in the table above, from December 31, 2008, is primarily attributable to increased unrealized foreign exchange losses on foreign denominated debt offset by a $90 million change in working capital. This increase in total debt excluding convertible debentures resulted in the total debt excluding convertible debentures to EBITDA multiple to increase compared to December 31, 2008. Although total debt excluding convertible debentures was higher at March 31, 2009 compared to December 31, 2008, the decrease in EBITDA, primarily from unrealized gains on risk management contracts, resulted in an increase to the ratio.
Capital spending and acquisitions may be funded by the excess of cash flows from operating activities over distributions declared, through additional debt or the issuance of equity and property dispositions. The credit facilities and other sources of cash are expected to be sufficient to meet Pengrowth’s near term capital requirements and provide the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices could affect our access to bank credit facilities and our ability to fund operations, maintain distributions and pursue profitable growth opportunities.
If the ratio of Total Debt to trailing EBITDA reaches or exceeds certain levels, management would consider steps to reduce the ratio of Total Debt to trailing EBITDA. If the ratio of Total Debt to Total Capitalization reaches or exceeds certain levels, except upon completion of a material acquisition, Pengrowth management would consider steps to improve the ratio while considering our debt financial covenant limits. Those steps could include, but are not limited to, raising equity, selling assets, reducing capital expenditures or reducing distributions. Details of these measures are included in Note 12 to the consolidated financial statements.
Pengrowth has implemented an Equity Distribution Program which will permit Pengrowth to distribute up to 25,000,000 trust units from time to time until January of 2010 through the New York Stock Exchange (NYSE) or the Toronto Stock Exchange (TSX). The shelf prospectus enabling the at-the-market distribution expired in the fourth quarter of 2008. Although the Equity Distribution Agreement is still in effect, no units can be issued until a new shelf prospectus is filed.

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Pengrowth is in the process of filing a new shelf prospectus. No trust units were issued under the Equity Distribution Program during the period ended March 31, 2009.
At March 31, 2009, Pengrowth maintained a committed $1.2 billion term credit facility with a syndicate of seven Canadian banks and four foreign banks which expires June 15, 2011, and a $50 million operating line of credit. The credit facilities were reduced by drawings of $466 million on a revolver loan and by outstanding letters of credit of approximately $12 million.
Pengrowth expects to be able to fund its 2009 development program and to take advantage of acquisition opportunities as they arise. At March 31, 2009, Pengrowth had approximately $769 million available to draw from its credit facilities.
Unitholders are eligible to participate in the Distribution Reinvestment Plan (DRIP). DRIP entitles the unitholder to reinvest cash distributions in additional units of the Trust. The trust units under the plan are issued from treasury at a five percent discount to the weighted average closing price of all trust units traded on the TSX for the 20 trading days preceding a distribution payment date. For the period ended March 31, 2009, 1.0 million trust units were issued for cash proceeds of $9.1 million under the DRIP compared to 0.8 million trust units for cash proceeds of $13.0 million at March 31, 2008.
Pengrowth does not have any off balance sheet financing arrangements.
There have been no significant changes to the number of trust units outstanding since March 31, 2009.
Pengrowth’s U.S. $865 million, Cdn $15 million and, U.K. Pound Sterling denominated £50 million senior unsecured notes and the credit facilities have certain financial covenants, which may restrict the total amount of Pengrowth’s borrowings. The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are different between the credit facilities and the senior unsecured notes and some of the covenants are summarized below:
1.	Total senior debt should not be greater than three times EBITDA

2.	Total debt should not be greater than 3.5 times EBITDA for the last four fiscal quarters

3.	Total senior debt should be less than 50 percent of total book capitalization

4.	EBITDA should not be less than four times interest expense
In the event that Pengrowth enters into a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may also make certain pro forma adjustments in calculating the financial covenant ratios.
The actual loan documents are filed on SEDAR as “Other” or “Material document”. As at March 31, 2009, Pengrowth was in compliance with all its financial covenants. Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans to also be in default. In the event that Pengrowth was not in compliance with any one of the financial covenants in its credit facility or senior unsecured notes, Pengrowth would be in default of one or more of its loans and would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.
As a result of the October 2, 2006 business combination with Esprit Trust, Pengrowth assumed all of Esprit Trust’s 6.5 percent convertible unsecured subordinated debentures (the “debentures”). The debentures mature on December 31, 2010. Pengrowth can elect to redeem all or a portion of the outstanding debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. As at March 31, 2009, the principal amount of debentures outstanding was $74.7 million.
Financial Instruments
Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. Please see Note 2 of the December 31, 2008 audited financial statements for a description of the accounting policies for financial instruments and Note 20 for information regarding market risk, credit risk and liquidity risk. For information regarding fair value of Pengrowth’s financial instruments please see Note 13 of the March 31, 2009 financial statements.

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Cash Flows and Distributions
The following table provides cash flows from operating activities, net (loss) income and distributions declared with the excess (shortfall) over distributions and the ratio of distributions declared over cash flows from operating activities:

($ thousands, except per trust unit amounts)	Three months ended
	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008

Cash flows from operating activities	94,386	154,807	216,238

Net (loss) income	(54,232)	148,688	(56,583)

Distributions declared	77,212	144,663	167,234
Distributions declared per trust unit	0.30	0.565	0.675

Excess of cash flows from operating activities over distributions declared	17,174	10,144	49,004
Per trust unit	0.07	0.04	0.20

(Shortfall) excess of net (loss) income over distributions declared	(131,444)	4,025	(223,817)
Per trust unit	(0.51)	0.02	(0.91)

Ratio of distributions declared over cash flows from operating activities	82%	93%	77%
Distributions typically exceed net (loss) income as a result of non-cash expenses which may include unrealized losses on commodity risk; depletion, depreciation, and amortization; future income tax expense; trust unit based compensation; and accretion. These non-cash expenses result in a reduction to net (loss) income, with no impact to cash flow from operating activities. Pengrowth’s goal over longer periods of time is to maximize returns to the unitholders through cash distributions on a per Trust Unit basis and enhancing the value of the Trust Units. Accordingly, we expect that distributions will exceed net (loss) income in most periods. In most periods, we would not expect distributions to exceed cash flows from operating activities. In the event distributions exceed cash flows from operating activities, the shortfall would be funded by available bank facilities. The most likely circumstance for this to occur would be where there is a significant negative impact to working capital during the reporting period.
As a result of the depleting nature of Pengrowth’s oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of cash flows from operating activities over distributions declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating cash flows from operating activities. However, Pengrowth does deduct costs associated with environmental activities when calculating cash flows from operating activities.
Notwithstanding the fact that cash flow from operating activities normally exceeds distributions, the difference is not sufficient to fund the capital spending required to fully replace production. That difference is funded by equity or a combination of equity and debt. Accordingly, Pengrowth believes our distributions include a return of capital.
Forecasted capital spending in 2009 of $215 million will not be sufficient to fully replace the oil and gas reserves Pengrowth expects to produce during the year. If the produced reserves are not offset in the future by additional capital or acquisitions, future distributions could be impacted. Pengrowth has historically paid distributions at a level that includes a portion which is a return of capital to its investors. From time to time Pengrowth may issue additional trust units to fund capital programs and acquisitions. Investors can elect to participate in the distribution reinvestment program.
Cash flows from operating activities are derived from producing and selling oil, natural gas and related products. As such, cash flow from operating activities is highly dependent on commodity prices. Pengrowth entered into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flows. Details of commodity contracts are contained in Note 13 to the financial statements.
The board of directors and management regularly review the level of distributions. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt

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and equity capital. Pursuant to the Royalty Indenture, the board can establish a reserve for certain items including up to 20 percent of the Corporation’s gross revenue to fund various costs including future capital expenditures, royalty income in any future period and future abandonment costs. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of distributions and distributions can and may fluctuate in the future. To maintain its financial flexibility, Pengrowth reduced monthly distributions twice between March 31, 2008 and March 31, 2009 from 22.5 cents per trust unit to 17 cents per trust unit to 10 cents per trust unit. In the current production and price environment, the possibility of suspending distributions in the near future is unlikely, but the amount may vary. Pengrowth has no restrictions on the payment of its distributions other than maintaining its financial covenants in its borrowings.
Cash distributions are generally paid to unitholders on or about the 15th day of the second month following the month of production. Pengrowth paid $0.44 per trust unit as cash distributions during the first quarter of 2009.
Taxability of Distributions
At this time, 100 percent of Pengrowth’s 2009 distributions are anticipated to be taxable to Canadian residents.
Distributions paid to U.S. residents are treated as partnership distributions for U.S. federal tax purposes and are currently subject to a 15 percent Canadian withholding tax to the extent that such amounts represent a distribution of Pengrowth’s income. Pursuant to the provisions of the Income Tax Act (Canada), distributions to U.S. unitholders of amounts in excess of Pengrowth’s income (i.e. returns of capital) are also subject to a 15 percent Canadian withholding tax. On September 21, 2007, Canada and the United States signed the fifth protocol of the Canada-United States Tax Convention (the “Protocol”) which increases the amount of Canadian withholding tax from 15 percent to 25 percent on distributions of income. The Protocol came into force on December 15, 2008. The increase in the Canadian withholding tax rate on distributions of income under the Protocol does not affect returns of capital, which would still be subject to a 15 percent Canadian withholding tax. The increase will become effective on and after January 1, 2010. Residents of the U.S. should consult their individual tax advisors on the impact of any additional Canadian withholding tax. The Canadian withholding tax rate on distributions paid to unitholders in other countries varies based on individual tax treaties. We have elected under applicable Treasury Regulations to be treated as a partnership for United States federal income tax purposes. We have the right to elect under applicable Treasury Regulations to be treated as a corporation for United States federal income tax purposes, if such election were determined to be beneficial to Pengrowth and its Unitholders. The benefits of this election are being re-considered as a result of the changes to the tax treaty.

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Summary of Quarterly Results
The following table is a summary of quarterly information for 2009, 2008 and 2007.

2009	Q1

Oil and gas sales ($000’s)	322,973
Net income/(loss) ($000’s)	(54,232)
Net income/(loss) per trust unit ($)	(0.21)
Net income/(loss) per trust unit — diluted ($)	(0.21)
Cash flow from operating activities ($000’s)	94,386
Distributions declared ($000’s)	77,212
Distributions declared per trust unit ($)	0.30
Daily production (boe)	80,284
Total production (mboe)	7,226
Average realized price ($ per boe)	44.57
Operating netback ( $ per boe) (1)	23.87

2008	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	457,606	550,623	518,662	392,158
Net income/(loss) ($000’s)	(56,583)	(118,650)	422,395	148,688
Net income/(loss) per trust unit ($)	(0.23)	(0.48)	1.69	0.58
Net income/(loss) per trust unit — diluted ($)	(0.23)	(0.48)	1.69	0.58
Cash flow from operating activities ( $000’s)	216,238	267,874	273,597	154,807
Distributions declared ($000’s)	167,234	168,159	170,959	144,663
Distributions declared per trust unit ($)	0.675	0.675	0.675	0.565
Daily production (boe)	82,711	80,895	80,981	83,373
Total production (mboe)	7,527	7,361	7,450	7,670
Average realized price ($ per boe)	60.30	73.21	67.71	50.34
Operating netback ( $ per boe) (1)	33.62	42.15	37.48	26.23

2007	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	432,108	443,977	420,704	425,249
Net income/(loss) ($000’s)	(69,834)	271,659	161,492	(3,665)
Net income/(loss) per trust unit ($)	(0.29)	1.11	0.66	(0.01)
Net income/(loss) per trust unit — diluted ($)	(0.29)	1.10	0.66	(0.01)
Cash flow from operating activities ( $000’s)	136,429	249,960	217,630	196,325
Distributions declared ($000’s)	183,534	184,327	172,109	166,631
Distributions declared per trust unit ($)	0.75	0.75	0.70	0.675
Daily production (boe)	90,068	89,633	85,654	84,331
Total production (mboe)	8,106	8,157	7,880	7,758
Average realized price ($ per boe)	53.30	54.39	53.34	54.58
Operating netback ( $ per boe)	29.87	29.56	32.66	29.56

(1)	Restated to conform to presentation adopted in the current period.
Production changes over these quarters was a result of property dispositions completed by Pengrowth throughout 2007, production limitations due to plant turnarounds and unscheduled maintenance in the second, third and fourth quarters of 2008 and a property acquisition in the fourth quarter of 2008. Changes in commodity prices have affected oil and gas sales, which have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flows. Net (loss) income in 2007, 2008 and 2009 has been impacted by non-cash charges, in particular depletion, depreciation and accretion, unrealized mark-to-market gains and losses, unrealized foreign exchange gains and losses, and future taxes. Cash flow has not been impacted by the non-cash charges, however, reflects the impact of higher operating and general and administrative costs.
Business Risks
The amount of distributions available to unitholders and the value of Pengrowth trust units are subject to numerous risk factors. As the trust units allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:

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• The continued uncertainty in the global credit markets may restrict Pengrowth’s access to capital and raise its borrowing costs. To the extent that external sources of capital become limited or cost prohibitive, Pengrowth’s ability to fund future development and acquisition opportunities may be impaired.
• Pengrowth is exposed to third party credit risk through its oil and gas sales, financial hedging transactions and joint venture activities. The failure of any of these counterparties to meet their contractual obligations could adversely impact Pengrowth. In response, Pengrowth has established a credit policy designed to mitigate this risk and monitors its counterparties on a regular basis.
• The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political and economic stability.
• The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.
• Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.
• Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees, including implementation of the SIFT Legislation, could have a material impact on Pengrowth’s financial results and the value of Pengrowth trust units.
• Pengrowth could lose its grandfathered status under the SIFT Legislation and become subject to the old SIFT tax prior to January 1, 2011 if it exceeds the normal growth guidelines.
• Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.
• Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.
• Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.
• Increased competition for properties will drive the cost of acquisitions up and expected returns from the properties down.
• Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and are having a direct impact on cycle times.
• A significant portion of Pengrowth’s properties are operated by third parties. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.
• During periods of increased activity within the oil and gas sector, the cost of goods and services may increase and it may be more difficult to hire and retain professional staff.
• Changing interest rates influence borrowing costs and the availability of capital.
• Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans to also be in default.
• Investors’ interest in the oil and gas sector may change over time, which would affect the availability of capital and the value of Pengrowth trust units.

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• Inflation may result in escalating costs, which could impact unitholder distributions and the value of Pengrowth trust units.
• Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated notes for both interest and principal payments.
• The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions, and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units. As 2011 approaches, the expectation of taxability of distributions may negatively impact the value of trust units.
• Attacks by individuals against facilities and the threat of such attacks may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks would result in increased cost to Pengrowth’s business.
• Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s unit price, in some circumstances could result in Pengrowth reducing the recorded book value of some of its assets.
• Delays in business operations could adversely affect Pengrowth’s distributions to unitholders and the market price of the trust units.
These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Trust available on SEDAR at www.sedar.com.
Outlook
At this time, Pengrowth is forecasting average 2009 production of 76,000 to 78,000 boe per day from our existing properties. This estimate excludes the impact from future acquisitions or divestitures.
The below per boe values assume an average of 77,000 boe per day, which is the midpoint of our guidance.
Full year outlook for operating costs for 2009 are expected to increase on a per unit basis to $14.45 per boe.
Royalty expense has been revised downward to approximately 18 percent of Pengrowth’s sales, excluding the impact of risk management contracts, for 2009.
On a per boe basis, G&A is anticipated to be approximately $2.37 for the full year of 2009, including non-cash G&A and anticipated management fees of approximately $0.21 per boe.
The 2009 capital program is forecasted to be $215 million. Included in the 2009 capital program is $13 million for the oil sands pilot project at Lindbergh and $6 million in corporate expenditures.
Pengrowth expects to spend approximately $22 million for 2009 on remediation and abandonment, excluding contributions to remediation trust funds.
Current Global Economic Conditions
Towards the end of 2008, the global economic environment deteriorated rapidly and resulted in a very challenging time for commodity prices, the capital markets and equity values. This deterioration could negatively affect Pengrowth as continued uncertainty in the credit markets may restrict the availability and/or increase the cost of borrowing required for future development and acquisitions. The dramatic decreases in commodity prices since highs reached in the summer of 2008 negatively impacts operating cash flow and future borrowing capacity. This uncertainty may also impair Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed.
Pengrowth’s guidance on the capital expenditure program for 2009 is focused on reducing risk and repositioning the Trust to adjust to current market conditions. Pengrowth continues to maintain a strong mix of both conventional and non- conventional assets and a solid overall financial structure. Management and the Board of Directors will continue to evaluate both capital expenditures and distribution levels within the context of economic and commodity price outlooks.
International Financial Reporting Standards (IFRS)
On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) in place of Canadian GAAP for interim and annual

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periods beginning on or after January 1, 2011. At this time, the impact on Pengrowth’s future financial position and results of operations is not reasonably determinable or estimable.
Pengrowth commenced its IFRS conversion project in 2008 and has established a formal governance structure. This structure includes a full time IFRS Project Coordinator, a steering committee consisting of senior members of the finance team on an ongoing basis and also includes information technology, treasury and operations personnel. Pengrowth has also engaged an external expert advisory firm.
Regular IFRS project reporting is provided to senior management and to the Audit Committee of the Board of Directors. During the quarter ended March 31, 2009, accounting policy analysis has been documented and presented to the Audit Committee for the three most critical issues — accounting for exploration and development activities including classification of exploration and evaluation expenditures, depletion and impairment of capital assets. In addition, regular updates on the IFRS project are presented to the Audit Committee of the Board of Directors on a quarterly basis.
Pengrowth’s project consists of four phases: diagnostic; design and planning; solution development; and implementation. Pengrowth completed the diagnostic phase in 2008, which involved a high level review of the major differences between Canadian GAAP and IFRS, and identification of potential information systems and process changes. Pengrowth has begun detailed analysis of the next most significant issues — business combinations, asset retirement obligations and initial adoption of IFRS. The impact on disclosure controls and internal controls over financial reporting will also be determined.
Pengrowth is currently engaged in the design and planning and solution development phases of our project, working with issue-specific teams to focus on generating options and making recommendations in the identified areas. Pengrowth’s IFRS team has determined accounting policies for property, plant and equipment under IFRS. These IFRS accounting policies require calculation of depletion and testing for possible impairment of assets at a more detailed level than under current accounting policies and Pengrowth is currently planning information technology solutions to address these new calculations. We are also currently planning solutions to allow Pengrowth to account for transactions in Canadian GAAP and IFRS financial statements in 2010.
During the design and planning phase, Pengrowth has initiated training for key personnel. The IFRS steering committee has presented the IFRS property, plant and equipment accounting policy choices to key finance, investor relations and information technology personnel. Future training for key operational personnel and senior management are in the planning phase.
In September 2008, the International Accounting Standards Board (IASB) issued an exposure draft to amend IFRS 1 in respect of property plant and equipment as at the date of initial transition to IFRS. That exposure draft, if adopted, would permit issuers currently using the full cost method of accounting to allocate the balance of property plant and equipment (as determined under Canadian GAAP) to the IFRS categories of exploration and evaluation assets and development and producing properties without significant adjustment arising from the retroactive adoption of IFRS. The comment period on this proposed amendment closed in Q1 2009 and a summary of the comments received was presented to the IASB. A vote on the adoption of the amendment to IFRS 1 will be forthcoming. If the exposure draft becomes part of IFRS, Pengrowth intends to use the exemption provided therein.
The Canadian Association of Petroleum Producers (CAPP) has released a guidance document in March 2009 to assist upstream oil and gas producers with IFRS implementation. Members of Pengrowth’s IFRS Steering Committee have been involved in the development of this guidance since its inception. Pengrowth’s IFRS Project Coordinator was one of the presenters in the roll-out of the CAPP guidance and has been named co-chair of CAPP’s accounting policy committee.
Pengrowth will also be monitoring the IFRS adoption efforts of many of its peers and will participate in any related processes, as appropriate. Pengrowth is currently involved in an IFRS working group comprised of intermediate to large oil and gas producers and an IFRS and Financial Reporting group consisting of our peer income trusts.
Recent Accounting Pronouncements
New Canadian accounting standards related to business combinations have been issued which will require changes to the way business combinations are accounted. The new standards broaden the scope of business combinations and require transaction costs to be expensed as incurred as well as require valuing all assets and liabilities and measuring consideration paid at the closing date. The new Canadian standards are required for all business combinations occurring on or after January 1, 2011 although early adoption is allowed. Pengrowth has not yet determined the impact on the financial position, results of operations or cash flows. Pengrowth has not determined if it will adopt this standard earlier than the required date.

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New Canadian accounting recommendations related to goodwill and intangible assets were adopted on January 1, 2009. There was no impact on the financial position or results of operations as a result of adopting this standard.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (SOX) enacted in the United States.
At the end of the interim period ended March 31, 2009, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before March 31, 2009, and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth’s financial statements. During the interim period ended March 31, 2009, no change occurred to Pengrowth’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth’s internal control over financial reporting.

CONFERENCE CALL AND CONTACT INFORMATION
Pengrowth will hold a conference call beginning at 9:00 A.M. Mountain Time on Friday, May 8, 2009 during which management will review Pengrowth’s 2009 first quarter financial and operating results and respond to inquiries from the investment community. To participate callers may dial (800) 732-9303 or Toronto local (416) 644-3417. To ensure timely participation in the teleconference, callers are encouraged to dial in 10 to 15 minutes prior to commencement of the call to register. The conference call will also be accessible by webcast at http://events.onlinebroadcasting.com/pengrowth/050809/index.php. A live audio webcast will be accessible through the Presentations and Webcasts section of Pengrowth’s website at www.pengrowth.com. The webcast will be archived on the Pengrowth website. A telephone replay will be available through to Friday, May 15, 2009 by dialing (877) 289-8525 or Toronto local (416) 640-1917 and entering passcode number 21302394#. For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889

PENGROWTH ENERGY TRUST - 29 -
Operations Review
REVIEW OF DEVELOPMENT ACTIVITIES
(All volumes and amounts stated below are net to Pengrowth unless otherwise stated)
In the first quarter of 2009, Pengrowth’s daily production averaged 80,284 barrels of oil equivalent per day (boe/d). This was a decrease of approximately four percent from the fourth quarter of 2008 due to natural decline in production and a number of temporary operating changes. The major change impacting production quarter-to-quarter is the lack of any NGL shipments at SOEP during the first quarter of 2009. Cold weather affects and unplanned outages for repairs also impacted first quarter production. Pengrowth’s full year production guidance remains at 76,000 to 78,000 boe/d excluding acquisitions.
Development capital expenditures totaled $68 million, with approximately 73 percent spent on drilling, completions and facilities. Included in the development capital expenditures are land acquisition costs of $1.6 million and $4.1 million in seismic costs. In addition to the development capital, $3.9 million was spent at Lindbergh and $1.1 million spent on other capital items mainly for information systems.
Pengrowth participated in the drilling of 59.9 net wells of which 58.8 were cased for production. An additional 21 wells were drilled by industry partners at their expense where Pengrowth is in a royalty position. At the Lindbergh oil sands project five core hole evaluation wells were drilled.
During the quarter, Pengrowth added to its undeveloped land position through the acquisition of 14,600 net acres at Crown land sales in Alberta.
Pengrowth assesses our asset portfolio by aggregating production from properties into the following categories: light oil; heavy oil; conventional gas; shallow gas and coalbed methane; offshore gas; and oil sands. Because all the production from the properties are aggregated into one of these groups, as opposed to the actual commodities, the production by commodity reported elsewhere will be different than those reported below.
Light Oil:
Pengrowth’s asset base includes interests in a number of large original-oil-in-place reservoirs in the Western Canadian Sedimentary Basin. These properties mainly produce light, sweet oil and are candidates for enhanced oil recovery (EOR) techniques. Major light oil properties in our portfolio include Judy Creek, Weyburn, Swan Hills, Carson Creek North and Fenn Big Valley. Production from the light oil properties averaged 28,210 boe/d including natural gas and natural gas liquids.
At Judy Creek, three acid fracs were executed adding an average of 35 bbl/d of oil per well. A late 2008 drill was completed adding 150 bbl/d of oil. Two artificial lift conversions were performed and injection continued at the CO2 pilot pattern.
In the Puskwa area, Pengrowth has an interest in a Dunvegan gas well tied-in at 500 mcf/d (gross) or 250 mcf/d net to Pengrowth. The Beaverhill Lake formation oil wells that were completed and tested in late 2008 are to be tied in during the fourth quarter.
At House Mountain Unit #1, Pengrowth participated in two horizontal light oil wells. The two wells added 400 boe/d (gross) or 50 boe/d net to Pengrowth.
In Deer Mountain Unit #1 an ERCB approval was granted for the waterflood optimization project in March 2009. Two injectors were re-activated in March. Four additional injector reactivations are expected to occur in May 2009. Production response from the additional injection is expected to start in June.
At Swan Hills Unit #1, three wells drilled in 2008 were tied-in and are producing a total of 210 bbl/d (gross) or 50 bbl/d net to Pengrowth.

PENGROWTH ENERGY TRUST - 30 -
Heavy Oil:
Our heavy oil properties consist mainly of operated primary and secondary recovery fields in southeastern Alberta and southwestern Saskatchewan plus a non-operated EOR steam assisted gravity drainage (SAGD) operation. Major properties include Jenner, Bodo, Cactus and Tangleflags. Production from the heavy oil properties averaged 9,647 boe/d during the first quarter.
In the quarter, Pengrowth drilled and cased three 100 percent Working Interest (WI) oil wells. One was a horizontal well at East Bodo at our successful polymer flood pilot project. Two successful wells were drilled at Cactus Lake: one horizontal and one vertical. All three wells were tested or brought on production in the quarter with total initial production of approximately 260 boe/d.
At East Bodo we continue to see positive results from Pengrowth’s polymer flood pilot project which started injection in March of 2008. At the end of the quarter, oil rates on this project had increased from approximately 80 boe/d pre-polymer flood to 435 boe/d; part of this increase was due to drilling one horizontal infill drill. Additional production of approximately 85 boe/d was added through a five well recompletion effort.
At Jenner, one oil recompletion occurred which added approximately 40 bbl/d.
Conventional Gas:
Conventional gas provides a stable source of base production for the Trust. Major properties include Olds, Carson Creek Gas Unit, Harmattan, Dunvegan, Quirk Creek and Kaybob. Production during the quarter from the conventional gas properties averaged 23,233 boe per day including liquids.
In the Carson Creek Gas Unit where Pengrowth has a 95 percent WI, Pengrowth drilled and completed a horizontal well in the Swan Hills formation. The well is tied in and went on production at the beginning of April at a rate of over 750 boe/d. In addition, Pengrowth shot a 3D seismic survey over a portion of the Carson Creek Gas Unit.
A new drill in the Harmattan area in the property acquired from Accrete in late 2008 was successful with initial production of 65 boe/d.
Activities at Olds included a recompletion utilizing multiple stage fracture technology, a tie-in of an oil well drilled in late 2008, and a well cleanout. These activities increased production by 290 boe/d.
The non-operated Quirk Creek Plant, which experienced an unscheduled turnaround in the last quarter of 2008, returned to full production during the first quarter of 2009 restoring net production of approximately 1,500 boe/d.
At McLeod, two recompletions were performed adding 200 mcf/d.
Three wells were drilled in the Bulrish area of northeast British Columbia. Two wells are standing pending completion operations during the next winter season and one well was abandoned.
Shallow Gas and Coalbed Methane (CBM):
Shallow gas has been a significant part of Pengrowth’s portfolio for some time and CBM production has been an important addition to this strategic focus. Shallow gas is an attractive resource as it is generally low-risk, low decline with relatively low capital requirements. CBM has similar risk and capital characteristics to conventional shallow gas and provides Pengrowth with a new, unconventional source of gas as conventional shallow gas production in the Western Canadian Sedimentary Basin declines. Principle shallow gas and CBM properties include Three Hills/Twining, Monogram, Tilley, Jenner and Lethbridge. Production from the shallow gas and CBM properties averaged 13,204 boe/d including liquids.
Recompletions in the Jenner, Kirkpatrick and Twining areas resulted in approximately 280 boe/d being added from nine wells. At the end of the quarter 130 boe/d was online with the remainder coming onstream in early April.
At Monogram, 80 gas wells (gross), or 43.1 net wells, were successfully drilled and cased. At the end of the quarter, 43 of the wells (gross) had been tied in adding approximately 1.2 mmcf/d or approximately 204 boe/d.
At Tilley, four gas wells (gross) or 0.13 net wells were drilled and cased.
In the Swalwell area, where Pengrowth has a 50 percent WI, a Wabamun horizontal gas well was tied in and on brought stream in the quarter at an initial rate of approximately 100 boe/d.

PENGROWTH ENERGY TRUST - 31 -
Four operated Horseshoe Canyon CBM wells were completed and tied in adding 400 mcf/d. In our non-operated Horseshoe Canyon CBM area, 14 (gross) or 3.3 net wells added 260 mcf/d . One well (gross) or 0.25 net well was abandoned due to drilling problems.
In the Mannville CBM area, we drilled and completed one horizontal well. The well was tied in and completed at the end of the quarter with production starting April 1 at an initial rate of 600 mcf/d.
Sable Offshore Energy Project:
The Sable Offshore Energy Project (SOEP) encompasses the fields of North Triumph, Venture, Thebaud, South Venture and Alma located off the east coast of Nova Scotia. SOEP provides geographic diversification within our property portfolio and provides the trust with direct exposure to the premium northeastern U.S. gas markets.
Production in the first quarter of 2009 averaged 380 mmcf/d (gross) of natural gas and 8,711 bbl per day natural gas liquids (gross). Pengrowth’s share of the production averaged 6,058 boe per day for the quarter. SOEP had no condensate shipment in the first quarter.
Capital spending during the quarter was approximately $0.4 million for development, net to Pengrowth.
Unconventional Gas:
In the Horn River Basin area, a vertical well was drilled and cored at Gunnel North in order to evaluate the shale gas potential. A thick section of shale was cored and we are currently awaiting final core analyses.
Oil Sands:
A total of five vertical core hole wells were drilled at Lindbergh. One of the wells was drilled in the northern portion of the Michel lease for lease continuation.
Four additional wells were drilled in the pilot area for delineation and reservoir observation intersected 19 to 23 meters of bitumen pay. In two of the wells, pressure and temperature sensors were installed. The wells drilled in the pilot area met or exceeded the expected bitumen reservoir thickness estimations.
Detailed design engineering continued for the Lindbergh Pilot Project Central Processing Facility.
The Lindbergh team is working closely with the ERCB and Alberta Environment regarding their Supplemental Information Requests for the Pilot Project Scheme application.

PENGROWTH ENERGY TRUST - 32 -
Consolidated Balance Sheets
(Stated in thousands of dollars)
(unaudited)

	As at	As at
	March 31	December 31
	2009	2008

ASSETS
CURRENT ASSETS
Accounts receivable	188,610	197,131
Due from Pengrowth Management Limited	—	623
Fair value of risk management contracts (Note 13)	133,944	122,841

	322,554	320,595

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 13)	18,132	41,851

OTHER ASSETS (Note 2)	44,462	42,618

PROPERTY, PLANT AND EQUIPMENT	4,176,188	4,251,381

GOODWILL	660,896	660,896

	$5,222,232	$5,317,341

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$2,646	$2,631
Accounts payable and accrued liabilities	206,085	260,828
Distributions payable to unitholders	51,532	87,142
Due to Pengrowth Management Limited	238	—
Fair value of risk management contracts (Note 13)	2,750	2,706
Future income taxes (Note 5)	37,429	34,964
Contract liabilities	2,294	2,483

	302,974	390,754

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 13)	15,605	16,021

CONTRACT LIABILITIES	9,248	9,680

CONVERTIBLE DEBENTURES	74,893	74,915

LONG TERM DEBT (Note 3)	1,657,897	1,524,503

ASSET RETIREMENT OBLIGATIONS (Note 4)	346,346	344,345

FUTURE INCOME TAXES (Note 5)	270,362	293,318

TRUST UNITHOLDERS’ EQUITY
Trust Unitholders’ capital (Note 6)	4,603,300	4,588,587
Equity portion of convertible debentures	160	160
Contributed surplus (Note 6)	14,412	16,579
Deficit (Note 8)	(2,072,965)	(1,941,521)

	2,544,907	2,663,805

	$5,222,232	$5,317,341

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST - 33 -
Consolidated Statements of Loss and Deficit
(Stated in thousands of dollars)
(unaudited)

	Three months ended
	March 31
	2009	2008

REVENUES
Oil and gas sales	$322,973	$457,606
Unrealized loss on commodity risk management (Note 13)	(12,616)	(165,727)
Processing and other income	4,819	4,210
Royalties, net of incentives	(39,901)	(98,249)

NET REVENUE	275,275	197,840

EXPENSES
Operating	107,469	99,521
Transportation	2,637	3,288
Amortization of injectants for miscible floods	5,336	7,765
Interest on long term debt	21,987	16,070
General and administrative	17,437	15,303
Management fee	3,000	3,400
Foreign exchange loss (Note 9)	38,055	35,824
Depletion, depreciation and amortization	147,182	151,782
Accretion (Note 4)	6,729	6,807
Other expenses (income)	166	(831)

	349,998	338,929

LOSS BEFORE TAXES	(74,723)	(141,089)

Future income tax reduction (Note 5)	(20,491)	(84,506)

NET LOSS AND COMPREHENSIVE LOSS	$(54,232)	$(56,583)

Deficit, beginning of period	(1,941,521)	(1,686,356)

Distributions declared	(77,212)	(167,234)

DEFICIT, END OF PERIOD	$(2,072,965)	$(1,910,173)

NET LOSS PER TRUST UNIT (Note 11)
Basic	$(0.21)	$(0.23)

Diluted	$(0.21)	$(0.23)

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST - 34 -
Consolidated Statements of Cash Flow
(Stated in thousands of dollars)
(unaudited)

	Three months ended
	March 31
	2009	2008
CASH PROVIDED BY (USED FOR):

OPERATING
Net loss and comprehensive loss	$(54,232)	(56,583)
Depletion, depreciation and accretion	153,911	158,589
Future income tax reduction	(20,491)	(84,506)
Contract liability amortization	(622)	(1,122)
Amortization of injectants	5,336	7,765
Purchase of injectants	(2,638)	(3,846)
Expenditures on remediation (Note 4)	(5,757)	(6,456)
Unrealized foreign exchange loss (Note 9)	38,788	36,572
Unrealized loss on commodity risk management (Note 13)	12,616	165,727
Trust unit based compensation (Note 7)	3,235	2,648
Other items	210	(163)
Changes in non-cash operating working capital (Note 10)	(35,970)	(2,387)

	94,386	216,238

FINANCING
Distributions paid (Note 8)	(112,823)	(166,782)
Bank indebtedness	15	5,233
Change in long term debt, net	94,000	21,720
Proceeds from issue of trust units	9,311	14,463

	(9,497)	(125,366)

INVESTING
Business acquisition	—	56
Expenditures on property, plant and equipment	(73,060)	(93,534)
Other property acquisitions	(8,702)	(667)
Proceeds on property dispositions	8,103	1,722
Change in remediation trust funds	(1,839)	(2,138)
Change in non-cash investing working capital (Note 10)	(9,391)	1,672

	(84,889)	(92,889)

CHANGE IN CASH AND TERM DEPOSITS	—	(2,017)

CASH AND TERM DEPOSITS AT BEGINNING OF PERIOD	—	2,017

CASH AND TERM DEPOSITS AT END OF PERIOD	$—	$—

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST - 35 -
Notes To Consolidated Financial Statements
(Unaudited)
March 31, 2009
(Tabular amounts are stated in thousands of dollars except per trust unit amounts and as otherwise stated.)
1.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Pengrowth Energy Trust include the accounts of Pengrowth Energy Trust (the “Trust”) and all of its subsidiaries (collectively referred to as “Pengrowth”), including Pengrowth Corporation (the “Corporation”). The financial statements do not contain the accounts of Pengrowth Management Limited (the “Manager”). As of March 31, 2009, the Trust owns 100 percent of the royalty units and 91 percent of the common shares of the Corporation. The Trust, through the royalty ownership, obtains substantially all the economic benefits of the Corporation.

The financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2008 except as noted below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2008.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

Change in Accounting Policies

New Canadian accounting recommendations related to goodwill and intangible assets which established revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, were adopted on January 1, 2009. There was no impact on the financial position or results of operations as a result of adopting this standard.

2.	OTHER ASSETS

	As at	As at
	March 31, 2009	December 31, 2008

Remediation trust funds	$29,237	$27,122
Equity investment in Monterey Exploration Ltd.	9,685	9,872
Investment in Result Energy Inc.	540	624
Investment in private corporation	5,000	5,000

	$44,462	$42,618

The SOEP remediation trust fund as at March 31, 2009 was $20.4 million (December 31, 2008 - $18.4 million). The investments in the fund have been designated as held for trading and are recorded at fair value each period end. For the period ended March 31, 2009, the amount of unrealized gain related to the SOEP remediation trust fund was $0.3 million (December 31, 2008 - nil), which was included in other expenses (income). As at March 31, 2009, the $8.8 million (December 31, 2008 — $8.7 million) in the Judy Creek remediation trust fund is classified as held to maturity and interest income is recognized when earned and included in other expenses (income).

PENGROWTH ENERGY TRUST - 36 -
3.	LONG TERM DEBT

	As at	As at
	March 31, 2009	December 31, 2008

U.S. dollar denominated senior unsecured notes:
150 million at 4.93 percent due April 2010	$188,779	$182,180
50 million at 5.47 percent due April 2013	62,902	60,727
400 million at 6.35 percent due July 2017	502,463	485,080
265 million at 6.98 percent due August 2018	332,746	321,231

	$1,086,890	$1,049,218
U.K. Pound Sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	90,007	88,285
Canadian dollar 15 million senior unsecured notes at 6.61 percent due August 2018	15,000	15,000
Canadian dollar revolving credit facility borrowings	466,000	372,000

	$1,657,897	$1,524,503

Pengrowth has a committed $1.2 billion syndicated extendible revolving term credit facility. The facility is unsecured, covenant based with a June 15, 2011 maturity date. Pengrowth has the option to extend the facility annually, subject to the approval of the lenders, or repay the entire balance upon maturity. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. This facility carries floating interest rates that are expected to range between 0.60 percent and 1.15 percent over bankers’ acceptance rates depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. In addition, Pengrowth has a $50 million demand operating line of credit. The facilities were reduced by drawings of $466 million and by outstanding letters of credit in the amount of approximately $12 million at March 31, 2009.

As of March 31, 2009, an unrealized cumulative foreign exchange loss of $104.3 million (December 31, 2008 — $66.9 million) has been recognized on the U.S. dollar term notes since the date of issuance. As of March 31, 2009, an unrealized cumulative foreign exchange gain of $23.6 million (December 31, 2008 — $25.4 million) has been recognized on the U.K. Pound Sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on January 1, 2007.

4.	ASSET RETIREMENT OBLIGATIONS (ARO)

The following reconciles Pengrowth’s ARO:

	Three months ended	Year Ended
	March 31, 2009	December 31, 2008

ARO, beginning of period	$344,345	$352,171
Increase (decrease) in liabilities during the period related to:
Acquisitions	119	3,414
Dispositions	(44)	(5,663)
Additions	954	3,618
Revisions	—	(4,555)
Accretion Expense	6,729	28,051
Liabilities settled in the period	(5,757)	(32,691)

ARO, end of period	$346,346	$344,345

5.	INCOME TAXES

Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the three months ended March 31, 2009, Pengrowth recorded a future tax reduction of $20.5 million to reflect the change in temporary differences primarily relating to the unrealized risk management losses. These losses are partially offset by a reduction in the future provincial SIFT tax rate from 13 percent to 10.53 percent in the first quarter of 2009.

6.	TRUST UNITS

Pengrowth is authorized to issue an unlimited number of trust units.

Total Trust Units:

PENGROWTH ENERGY TRUST - 37 -

	Three months ended		Year Ended
	March 31, 2009		December 31, 2008
	Number		Number
Trust Units Issued	of Trust Units	Amount	of Trust Units	Amount

Balance, beginning of period	256,075,997	$4,588,587	246,846,420	$4,432,737
Issued on redemption of Deferred Entitlement Units (DEUs) (non-cash)(1)	375,733	5,344	238,633	2,484
Issued for cash on exercise of trust unit options and rights	25,213	240	290,363	4,274
Issued for cash under Distribution Reinvestment Plan (DRIP)	1,037,983	9,071	3,727,256	59,423
Issued for the Accrete business combination	—	—	4,973,325	89,253
Trust unit rights incentive plan (non-cash exercised)	—	58	—	614
Issue costs	—	—	—	(198)

Balance, end of period	257,514,926	$4,603,300	256,075,997	$4,588,587

(1)	Includes 2006 DEU grants vested in 2009 with a performance multiplier of 150 percent (2005 grants vested in 2008 had a performance multiplier of 120 percent) and DEUs granted to retirees.
During the three months ended March 31, 2009, no Class A trust units were converted to “consolidated” trust units. As at March 31, 2009, 1,888 Class A trust units remain outstanding. All other trust units outstanding are “consolidated” trust units.

Contributed Surplus

	Three months ended	Year Ended
	March 31, 2009	December 31, 2008

Balance, beginning of period	$16,579	$9,679
Trust unit rights incentive plan (non-cash expensed)	827	2,348
Deferred entitlement trust units (non-cash expensed)	2,408	7,650
Trust unit rights incentive plan (non-cash exercised)	(58)	(614)
Deferred entitlement trust units (non-cash exercised)	(5,344)	(2,484)

Balance, end of period	$14,412	$16,579

7.	TRUST UNIT BASED COMPENSATION PLANS

Up to ten percent of the issued and outstanding trust units, to a maximum of 24 million trust units, may be reserved for DEUs, rights and option grants, in aggregate, subject to a maximum of 5.5 million DEUs available for issuance pursuant to the long term incentive program.

Long Term Incentive Program

Pengrowth recorded compensation expense of $2.4 million in the three months ended March 31, 2009 (March 31, 2008 — $1.6 million) related to the DEUs based on the weighted average grant date fair value of $6.11 per DEU (March 31, 2008 — $18.35 per DEU). For the three months ended March 31, 2009, 375,733 trust units were issued (March 31, 2008 — 215,276) on redemption of vested DEUs.

	Three months ended		Year Ended
	March 31, 2009		December 31, 2008
		Weighted		Weighted
	Number of	average	Number of	average
DEUs	DEUs	price	DEUs	price

Outstanding, beginning of period	1,270,750	$19.38	868,042	$20.13
Granted	1,016,040	$6.11	578,833	$17.88
Forfeited	(31,526)	$15.48	(158,532)	$19.54
Exercised	(256,870)	$22.09	(202,020)	$18.51
Deemed DRIP (1)	61,544	$19.38	184,427	$19.70

Outstanding, end of period	2,059,938	$12.55	1,270,750	$19.38

(1)	Weighted average deemed DRIP price is based on the average of the original grant prices.

PENGROWTH ENERGY TRUST - 38 -
Trust Unit Rights Incentive Plan

As at March 31, 2009, rights to purchase 5,550,837 trust units were outstanding (December 31, 2008 — 3,292,622) that expire at various dates to March 4, 2014.

	Three months ended		Year Ended
	March 31, 2009		December 31, 2008
		Weighted		Weighted
	Number of	average	Number of	average
Trust Unit Rights	rights	price	rights	price

Outstanding, beginning of period	3,292,622	$16.78	2,250,056	$17.39
Granted (1)	2,483,250	$6.11	1,703,892	$17.96
Forfeited	(199,822)	$12.09	(397,469)	$17.49
Exercised	(25,213)	$9.52	(263,857)	$14.55

Outstanding, end of period	5,550,837	$12.18	3,292,622	$16.78

Exercisable, end of period	3,311,120	$14.41	1,950,375	$16.52

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.
Compensation expense associated with the trust unit rights granted in the three months ended March 31, 2009 was based on the estimated fair value of $1.04 per trust unit right (March 31, 2008 — $1.69). The fair value of trust unit rights granted in the period was estimated at 17 percent of the exercise price at the date of grant using a binomial lattice option pricing model with the following assumptions: risk-free rate of 1.7 percent, volatility of 43 percent, expected distribution yield of 20 percent per trust unit and reductions in the exercise price over the life of the trust unit rights. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers and ten percent for employees. Compensation expense related to the trust unit rights for the three months ended March 31, 2009 was $0.8 million (March 31, 2008 — $1.1 million).

Trust Unit Option Plan

During the period ended March 31, 2009, no trust unit options were exercised (March 31, 2008 — 21,600 at a weighted average exercise price of $16.29) and no trust unit options were forfeited (March 31, 2008 — 5,070 at a weighted average exercise price of $17.48). As at March 31, 2009, options to purchase 1,700 trust units (March 31, 2008 — 39,648) were outstanding with a weighted average exercise price of $14.95 (March 31, 2008 — $14.39).

8.	DEFICIT

	As at	As at
	March 31, 2009	December 31, 2008

Accumulated earnings	$2,016,956	$2,071,188
Accumulated distributions declared	(4,089,921)	(4,012,709)

	$(2,072,965)	$(1,941,521)

Pengrowth is obligated by virtue of its Royalty and Trust Indentures and NPI agreement to distribute to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income or loss as a result of non-cash expenses such as unrealized gains (losses) on commodity contracts, unrealized foreign exchange gains (losses), depletion, depreciation and accretion. These non-cash expenses result in a deficit being recorded despite Pengrowth distributing less than its cash flow from operations.

Distributions paid

Actual cash distributions paid for the three months ended March 31, 2009 were $113 million (March 31, 2008 — $167 million). Distributions declared have been determined in accordance with the Trust Indenture. Distributions are declared payable in the following month after the distributions were earned. The amount of cash not distributed to unitholders is at the discretion of the Board of Directors.

PENGROWTH ENERGY TRUST - 39 -
9.	FOREIGN EXCHANGE LOSS (GAIN)

	Three months ended	Three months ended
	March 31, 2009	March 31, 2008

Unrealized foreign exchange loss on translation of U.S. dollar denominated debt	$37,455	$21,120
Unrealized foreign exchange loss on translation of U.K. pound sterling denominated debt	1,705	4,035

	$39,160	$25,155
Unrealized (gain) loss on foreign exchange risk management contracts	(372)	11,417

	$38,788	$36,572
Realized foreign exchange gain	(733)	(748)

	$38,055	$35,824

10.	OTHER CASH FLOW DISCLOSURES

Change in Non-Cash Operating Working Capital

	Three months ended	Three months ended
Cash provided by (used for):	March 31, 2009	March 31, 2008

Accounts receivable	$8,521	$(8,597)
Accounts payable and accrued liabilities	(45,352)	3,660
Due from Pengrowth Management Limited	861	2,550

	$(35,970)	$(2,387)

Change in Non-Cash Investing Working Capital

	Three months ended	Three months ended
Cash provided by (used for):	March 31, 2009	March 31, 2008

Accounts payable and capital accruals	$(9,391)	$1,672

Cash interest payments

	Three months ended	Three months ended
	March 31, 2009	March 31, 2008

Interest on long term debt	$32,341	$19,496

11.	AMOUNTS PER TRUST UNIT

The following reconciles the weighted average number of trust units used in the basic and diluted net loss per unit calculations:

	Three months ended	Three months ended
	March 31, 2009	March 31, 2008

Weighted average number of trust units — basic and diluted	256,726,520	247,257,207

For the three months ended March 31, 2009, 7.5 million (March 31, 2008, 6.5 million) trust units from trust unit options, rights, DEUs and the convertible debentures were excluded from the diluted net loss per unit calculation as their effect is anti-dilutive.

12.	CAPITAL DISCLOSURES

Pengrowth defines its capital as trust unitholders’ equity, long term debt, bank indebtedness, convertible debentures and working capital.

Pengrowth’s goal over longer periods of time is to maximize returns to the unitholders through cash distributions on a per trust unit basis and enhancing the value of the trust units. Pengrowth’s aim is to maintain sufficient financial flexibility in its capital structure to allow it to finance its capital expenditures to replace produced reserves through operating cash flows and within the company’s debt capacity while maintaining distributions at a level that provides a reasonable return to unitholders. Pengrowth seeks to retain sufficient flexibility with its capital to take advantage of acquisition opportunities that may arise.

PENGROWTH ENERGY TRUST - 40 -
Pengrowth must comply with certain financial debt covenants. Compliance with these financial covenants is closely monitored by management as part of Pengrowth’s overall capital management objectives. The covenants are based on specific definitions prescribed in the debt agreements and are different between the credit facility and the term notes. Throughout the period, Pengrowth was in compliance with all financial covenants.

Pengrowth’s ability to issue trust units and convertible debt is subject to external restrictions as a result of the Specified Investment Flow-Through Entities Legislation (the SIFT tax). As of March 31, 2009 Pengrowth may issue an additional $4.2 billion of equity in total for 2009 and 2010 under the safe harbour provisions.

Management monitors capital using non-GAAP financial metrics, primarily total debt to the trailing twelve months earnings before interest, taxes, depletion, depreciation, amortization, accretion, and other non-cash items (EBITDA) and Total Debt to Total Capitalization. Pengrowth seeks to manage the ratio of total debt to trailing EBITDA and Total Debt to Total Capitalization ratio with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenants.

In order to maintain its financial condition or adjust its capital structure, Pengrowth may issue new debt, refinance existing debt, issue additional equity, adjust the level of distributions paid to unitholders, adjust the level of capital spending or dispose of non-core assets to reduce debt levels. To maintain its financial flexibility, Pengrowth reduced distributions twice between March 31, 2008 and March 31, 2009 from 22.5 cents per trust unit to 17 cents per trust unit to 10 cents per trust unit. However, there may be instances where it would be acceptable for total debt to trailing EBITDA to temporarily fall outside of the normal targets set by management such as in financing an acquisition to take advantage of growth opportunities. This would be a strategic decision made by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.

Pengrowth’s objectives, policies and processes for managing capital have remained substantially consistent from the prior year. Management believes that current total debt to trailing EBITDA is within reasonable limits.

The following is a summary of Pengrowth’s capital structure, excluding unitholders’ equity:

	As at	As at
	March 31, 2009	December 31, 2008

Term credit facilities	$466,000	$372,000
Senior unsecured notes	1,191,897	1,152,503
Working capital (surplus) deficit	(19,580)	70,159
Convertible debentures	74,893	74,915

Total debt including convertible debentures	1,713,210	1,669,577

13.	FINANCIAL INSTRUMENTS

MARKET RISK

Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices. Market risk is composed of commodity price risk, foreign currency risk, interest rate risk and equity price risk.

Commodity Price Risk

As at March 31, 2009, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

Remaining term	Volume (bbl/d)	Reference Point		Price per bbl

Financial:
Apr 1, 2009 - Dec 31, 2009	15,000	WTI	(1)	$82.81 Cdn
Jan 1, 2010 - Dec 31, 2010	12,500	WTI	(1)	$82.09 Cdn
Jan 1, 2011 - Dec 31, 2011	500	WTI	(1)	$82.44 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed

PENGROWTH ENERGY TRUST - 41 -
Natural Gas:

Remaining term	Volume (mmbtu/d)	Reference Point	Price per mmbtu

Financial:
Apr 1, 2009 - Dec 31, 2009	10,000	NYMEX (1)	$8.50 Cdn
Apr 1, 2009 - Dec 31, 2009	49,760	AECO	$7.76 Cdn
Apr 1, 2009 - Dec 31, 2009	15,000	Chicago MI (1)	$8.45 Cdn
Jan 1, 2010 - Dec 31, 2010	16,587	AECO	$8.64 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed
Pengrowth has designated the above commodity risk management contracts as held for trading and recorded the contracts on the balance sheet at fair value.

The fair value of the commodity risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the commodity risk management contracts during the period is recognized as an unrealized gain or loss on the statement of loss as follows:

	Three months ended	Three months ended
Commodity Risk Management Contracts	March 31, 2009	March 31, 2008

Current portion of unrealized risk management assets	$133,944	$47
Non-current portion of unrealized risk management assets	18,132	463
Current portion of unrealized risk management liabilities	—	(197,252)
Non-current portion of unrealized risk management liabilities	—	(54,192)

Total unrealized risk management assets (liabilities) at period end	$152,076	$(250,934)

	Three months ended	Three months ended
	March 31, 2009	March 31, 2008

Total unrealized risk management assets (liabilities) at period end	$152,076	$(250,934)
Less: Unrealized risk management assets (liabilities) at beginning of period	164,692	(85,207)

Unrealized loss on risk management contracts for the period	$(12,616)	$(165,727)

Commodity Price Sensitivity

Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $8.9 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts. Similarly, each Cdn $0.50 per mcf change in future natural gas prices would result in approximately Cdn $13.3 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts.

As of close March 31, 2009, the AECO spot price gas price was approximately $3.62/GJ and the WTI prompt month price was US$49.66 per barrel.

Foreign Exchange Risk

Pengrowth entered into foreign exchange risk management contracts in conjunction with issuing U.K. Pounds Sterling 50 million ten year term notes which fixed the Canadian dollar to U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling denominated debt at approximately 0.4976 U.K. Pounds Sterling per Canadian dollar. The estimated fair value of the foreign exchange risk management contracts have been determined based on the amount Pengrowth would receive or pay to terminate the contracts at period end. As at March 31, 2009, the amount Pengrowth would pay to terminate the foreign exchange risk management contracts would be approximately $18.4 million.

Pengrowth has designated the foreign exchange risk management contracts as held for trading and are recorded on the balance sheet at fair value. The fair value of the foreign exchange risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the foreign exchange risk management contracts during the period is recognized as an unrealized gain or loss on the statement of loss as follows:

	Three months ended	Three months ended
Foreign Exchange Risk Management Contracts	March 31, 2009	March 31, 2008

Current portion of unrealized risk management liabilities	(2,750)	(731)
Non-current portion of unrealized risk management liabilities	(15,605)	(4,880)

Total unrealized risk management liabilities at period end	$(18,355)	$(5,611)

PENGROWTH ENERGY TRUST - 42 -

	Three months ended	Three months ended
	March 31, 2009	March 31, 2008

Total unrealized risk management liabilities at period end	$(18,355)	$(5,611)
Less: Unrealized risk management (liabilities) assets at beginning of period	(18,727)	5,806

Unrealized gain (loss) on risk management contracts for the period	$372	$(11,417)

Foreign Exchange Rate Sensitivity

The following summarizes the sensitivity on pre-tax loss of a change in the foreign exchange rate on unrealized foreign exchange gains (losses) related to the translation of the foreign denominated term debt and on unrealized gains (losses) related to the change in the fair value of the foreign exchange risk management contracts, holding all other variables constant:

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity	Cdn - U.S.	Cdn - U.K.

Unrealized foreign exchange gain or loss	$8,650	$500
Unrealized foreign exchange risk management gain or loss	—	591

Interest Rate Risk

Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates. Pengrowth has mitigated some of its exposure to interest rate risk by issuing fixed rate term notes.

Interest Rate Sensitivity

As at March 31, 2009, Pengrowth has approximately $1.7 billion of long term debt of which $466 million is based on floating interest rates. A one percent increase in interest rates would increase pre-tax interest expense by approximately $1.2 million for the three months ended March 31, 2009.

Equity Price Risk

Pengrowth has exposure to equity price risk on investments in an exchange traded bond fund related to a portion of the remediation trust fund and on its investment in Result, a publicly traded entity. Pengrowth’s exposure to equity price risk is not significant.

FAIR VALUE

The fair value of financial instruments that differ from their carrying value are as follows:

	March 31, 2009		December 31, 2008
As at	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets
Remediation Trust Funds	$29,237	$29,037	$27,122	$26,948

Financial Liabilities
U.S. dollar denominated senior unsecured notes	$1,086,890	$1,232,127	$1,049,218	$1,213,723
Cdn dollar senior unsecured notes	$15,000	$16,121	$15,000	$16,075
U.K. Pound Sterling denominated unsecured notes	$90,007	$98,688	$88,285	$95,495
Convertible debentures	$74,893	$69,509	$74,915	$68,014

CREDIT RISK

Pengrowth considers amounts over 90 days as past due. As at March 31, 2009, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts as no significant impairment issues exist at March 31, 2009. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.

LIQUIDITY RISK

All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

PENGROWTH ENERGY TRUST - 43 -

	Carrying	Contractual				More than
As at March 31, 2009	Amount	Cash Flows	within 1 year	1-2 years	2-5 years	5 years

Cdn dollar revolving credit facility(1)	$466,000	$477,952	$5,406	$5,406	$467,140	$—
Cdn dollar senior unsecured notes(1)	15,000	24,317	992	992	2,976	19,357
U.S. dollar denominated senior unsecured notes (1)	1,086,890	1,600,635	68,144	248,600	236,283	1,047,608
U.K. Pound Sterling denominated unsecured notes (1)	90,007	123,430	4,940	4,940	14,820	98,730
Convertible debentures (1)	74,893	83,259	4,858	78,401	—	—
Remediation trust fund payments	—	12,500	250	250	750	11,250
Foreign Exchange Risk Management Contracts	18,355	210	30	30	90	60

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates.